UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

05051791

FORM 1-A / A

POST-EFFECTIVE AMENDMENT NO. 2

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

SEC MAIL PROCESSING RECEIVED APR 25 2005 WASH, D.C. 213 SECTION

24-10077

Profound Beauty Inc.
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

32-02 Queens Blvd., Long Island City, New York 11101 (718) 472-6587
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Barbara Novick
Secretary
Profound Beauty Inc.
32-02 Queens Blvd., Long Island City, New York 11101 (718) 472-6587
(Name, address, including zip code, and telephone number, including area code, of Agent for Service)

5122	41-2078593
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PROCESSED
APR 26 2005
THOMSON
FINANCIAL

PART I — NOTIFICATION

ITEM 1. Significant Parties

(a) **ISSUER'S DIRECTORS:**

Nikos Mouyiaris

Home Address
425 East 58th Street
New York, New York 10022

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

Barbara Novick

Home Address
65 Wildwood Drive
Laurel Hollow, New York 11791

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

Lawrence Zilavy

Home Address
170 West End Ave.
New York, New York 10023

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

Eugene Schneur

Home Address
400 East 54th Street
New York, New York 10022

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

(b) **ISSUER'S OFFICERS:**

Nikos Mouyiaris
President and Chief Executive Officer

Home Address
425 East 58th Street
New York, New York 10022

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

Howard Friedensohn
Chief Operating Officer

Home Address
140 Trails End
Irvington, New York 10533

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

Lawrence Weinstock
Chief Financial Officer

Home Address
4 West Mall Drive
West Hills, New York 11743

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

Robert Salem
Executive Vice President and Chief Strategic Officer

Home Address
31 West 16th Street, Apt. 1
New York, New York 10011

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

Stefany Reed
Vice President – Sales and Business Development

Home Address
49 Old Pocasset Road
Johnston, Rhode Island 02919

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

Linda Gillette
Vice President – Education

Home Address
360 West 55th Street
New York, New York 10019

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

Barbara Novick
Secretary and Treasurer

Home Address
65 Wildwood Drive
Laurel Hollow, New York 11791

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

(c) ISSUER'S GENERAL PARTNERS: N/A

(d) RECORD OWNERS OF 5 PERCENT OR MORE OF ANY CLASS OF EQUITY SECURITIES:

Nikos Mouyiaris

Home Address
425 East 58th Street
New York, New York 10022

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

(e) BENEFICIAL OWNERS OF 5 PERCENT OR MORE OF ANY CLASS OF EQUITY SECURITIES:

Nikos Mouyiaris

Home Address
425 East 58th Street
New York, New York 10022

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

(f) ISSUER'S PROMOTERS:

Nikos Mouyiaris

Home Address
425 East 58th Street
New York, New York 10022

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

(g) ISSUER'S AFFILIATES:

Nikos Mouyiaris

Home Address
425 East 58th Street
New York, New York 10022

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

Mana Products, Inc.
32–02 Queens Blvd.
Long Island City, New York 11101

Ariana Realty Company LLC
32–02 Queens Blvd.
Long Island City, New York 11101

27-11 49th Avenue Realty LLC
32–02 Queens Blvd.
Long Island City, New York 11101

Electronic Engineering Systems, Inc.
1403 Greenbrier Parkway
Chesapeake, Virginia 23320

(h) **ISSUER'S COUNSEL:**

Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

(i) **UNDERWRITER:** Not Applicable

(j) **UNDERWRITER'S DIRECTORS:** Not Applicable

(k) **UNDERWRITER'S OFFICERS:** Not Applicable

(l) **UNDERWRITER'S GENERAL PARTNERS:** Not Applicable

(m) **UNDERWRITER'S COUNSEL:** Not Applicable

ITEM 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied: N/A.

ITEM 3. Affiliate Sales

The proposed offering does not involve the resale of securities by affiliates of Issuer (as hereinafter defined).

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

Not Applicable.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Issuer's President and Chief Operating Officer, as authorized Officers of Issuer, shall offer (grant) the securities (the options) to certain consultants and advisors of Issuer, and to certain principals, employees and consultants of Issuer's customers based on such individual's contribution to Issuer in the following states:

Arizona, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Illinois, Kansas, Maine, Maryland, Massachusetts, Michigan, Minnesota, Missouri, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Oregon, Pennsylvania, Rhode Island, Tennessee, Texas, Virginia, Vermont, Washington, and Wisconsin.

There will not be any commissions or remuneration to Issuer's President and Chief Operating Officer in connection with the grant of Issuer's options.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) Unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A:

PROFOUND BEAUTY INC.
(A NEW YORK CORPORATION AND PREDECESSOR OF ISSUER) [1]

NAME	NUMBER OF SHARES OF COMMON STOCK (PAR VALUE $0.001 PER SHARE)	DATE ISSUED	AGGREGATE OFFERING PRICE/ CONSIDERATION PAID
Nikos Mouyiaris	12,888,020	02/10/03	$ 64,440.10
Howard Friedensohn	32,780	10/29/03	$ 163.90
John Gillespie	15,200	10/29/03	$ 76.00
Joseph Salem	25,000	10/29/03	$ 125.00
Joseph Salem, Jr.	7,500	10/29/03	$ 37.50
Howard Jacoby	7,500	10/29/03	$ 37.50
Walter Thomas	24,000	10/29/03	$ 120.00

(1) The New York corporation, Profound Beauty Inc. ("NY Profound"), was merged into Issuer on November 21, 2003, with Issuer being the surviving entity, and the above listed individuals in exchange for their shares of common stock in NY Profound received an equal amount of shares of common stock of Issuer.

ISSUER

NAME	NUMBER OF SHARES OF COMMON STOCK (PAR VALUE $0.001 PER SHARE) ISSUED PURSUANT TO ISSUER'S 2003 RESTRICTED STOCK PLAN	DATE ISSUED	AGGREGATE OFFERING PRICE/ OTHER CONSIDERATION	AGGREGATE VALUE
Robert Salem	991,000(1)	12/24/03	Employee of Issuer	$29,730
Philip Wilson	300,000(2)	12/24/03	Consultant of Issuer	$ 9,000
Mary Wilson	300,000(3)	12/24/03	Employee of Issuer	$ 9,000
Howard Friedensohn	300,000(1)	12/24/03	Employee of Issuer	$ 9,000
Barbara Novick	50,000	12/24/03	Employee of Issuer	$ 1,500
Lawrence Weinstock	15,000	12/24/03	Employee of Issuer	$ 450
Walter Thomas	28,000	12/24/03	Consultant of Issuer	$ 840
Cheryl Esposito	5,000(4)	12/24/03	Employee of Issuer	$ 150
Stefany Reed	20,000	12/24/03	Employee of Issuer	$ 600
Phil Fennell	15,000	12/24/03	Consultant of Issuer	$ 450
Maria Laguardia	25,000	12/24/03	Employee of Issuer	$ 750
Alex Michail	10,000	12/24/03	Employee of Issuer	$ 300
Shari Schneider	10,000(5)	12/24/03	Employee of Issuer	$ 300
Darcy Novick	5,000	12/24/03	Employee of Issuer	$ 150
Apostolos Mouyiaris	50,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 1,500
Doina Sandulache	25,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 750
Chetram Ramlachan	10,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 300
Girjahnand Pawaroo	10,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 300
Peter Zorpas	6,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 180

NAME	NUMBER OF SHARES OF COMMON STOCK (PAR VALUE $0.001 PER SHARE) ISSUED PURSUANT TO ISSUER'S 2003 RESTRICTED STOCK PLAN	DATE ISSUED	AGGREGATE OFFERING PRICE/ OTHER CONSIDERATION	AGGREGATE VALUE
Eric West	10,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 300
Chris Raftis	10,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 300
David Chan	10,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 300
Deonarain Bisram	10,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 300
Bernard Stines	10,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 300
Vicky Perella	10,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 300
Gina Rokose	10,000[(6)]	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 300
Edward Ewankov	10,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 300
Chi Man Lee	2,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 60
Dimitrios Zizilas	2,000	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 60
George Kouis	2,000[(7)]	12/24/03	Employee of Mana Products, Inc. (majority owned subsidiary of Issuer's parent)	$ 60
Lawrence Zilavy	20,000	3/28/05	Director of Issuer	$ 800
Eugene Schneur	20,000	3/28/05	Director of Issuer	$ 800

(1) In connection with a March 30, 2005 issuance of Series A Preferred Stock, $.001 par value (the "Series A Preferred Stock") to Mr. Mouyiaris, 188,702 shares of restricted Common Stock held by Mr. Salem and 63,367 shares of restricted Common Stock held by Mr. Friedensohn granted to them pursuant to Issuer's 2003 Restricted Stock Plan were forfeited. See Mr. Salem's and Mr. Friedensohn's Amended Restricted Stock Agreements attached as Exhibits 18 and 19, respectively to this offering circular.

(2) Philip Wilson's consulting arrangement with Issuer terminated on February 27, 2004. Upon such termination, Mr. Wilson forfeited all shares of Common Stock that were granted to him pursuant to Issuer's 2003 Restricted Stock Plan.

(3) Mary Wilson's employment with Issuer terminated on February 27, 2004. Upon such termination, Ms. Wilson forfeited all shares of Common Stock that were granted to her pursuant to Issuer's 2003 Restricted Stock Plan.

(4) Cheryl Esposito's employment with Issuer terminated on April 16, 2004. Upon such termination, Ms. Esposito forfeited all shares of Common Stock that were granted to her pursuant to Issuer's 2003 Restricted Stock Plan.

(5) Shari Schneider's employment with Issuer terminated on September 10, 2004. Upon such termination, Ms. Schneider forfeited all shares of Common Stock that were granted to her pursuant to Issuer's 2003 Restricted Stock Plan.

(6) Gina Rokose's employment with Mana Products, Inc. terminated on March 30, 2004. Upon such termination, Ms. Rokose forfeited all shares of Common Stock that were granted to her pursuant to Issuer's 2003 Restricted Stock Plan.

(7) George Kouis' employment with Mana Products, Inc. terminated as of April 30, 2004. Upon such termination, Mr. Kouis forfeited all shares of Common Stock that were granted to him pursuant to Issuer's 2003 Restricted Stock Plan.

On March 30, 2005, Issuer issued to Mr. Mouyiaris 5,000 shares of Series A Preferred Stock, with a liquidation value of $1,000 per share for an aggregate value of $5,000,000. The Series A Preferred Stock is not convertible into Common Stock. For further information relating to the terms and conditions of the Series A Preferred Stock, please see "Description of Issuer's Stock — Preferred Stock." The Issuer also has granted an aggregate of 33,500 options (the "Options") to seven (7) individuals pursuant to its Amended and Restated 2003 Profound Incentive (PIE) Stock Option Plan. All of the Options have an exercise price of $.10 per share.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not applicable as no such securities have been sold.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption:

Issuer believes that the aforementioned sale and grant of Issuer's securities were exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(2) of the Securities Act ("Section 4(2)") (for the securities issued on February 10, 2003 and October 29, 2003 (collectively the "Initial Securities") as well as the issuance of the Series A Preferred Stock) and Rule 701 of the General Rules and Regulations under the Securities Act ("Rule 701") (for the securities issued pursuant to Issuer's 2003 Restricted Stock Plan on December 24, 2003 and March 28, 2005 (the "Restricted Securities")). The sale of the Initial Securities and the Series A Preferred Stock involved securities not offered to the public, and the grant of the Restricted Securities was pursuant to a written compensatory benefit plan.

Issuer was eligible to issue the Initial Securities and the Series A Preferred Stock based on a Section 4(2) exemption because:

(a) there were a limited amount of offerees (the Initial Securities were only offered to seven individuals and the Series A Preferred Stock was only offered to one individual);

(b) most of the offerees are accredited investors as defined in Rule 501 of Regulation D under the Securities Act, all of the offerees had such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of their investment in Issuer and/or had a relationship with Issuer at the time of the issuance; and

(c) the offering was made directly by Issuer to the offerees, rather than through the facilities of public distribution such as investment bankers or the securities exchanges.

Issuer was eligible to issue the Restricted Securities based on a Rule 701 exemption because:

(i) the Restricted Securities were offered pursuant to a written compensatory benefit plan (Issuer's 2003 Restricted Stock Plan);

(ii) the recipients of the Restricted Securities were all either employees, directors, officers, consultants or advisors (within the meaning of Rule 701) of Issuer or of a majority-owned subsidiary of Issuer's parent; and

(iii) the aggregate sales price or amount of securities issued in reliance on Rule 701 during any consecutive 12-month period did not exceed:

(a) $1,000,000;

(b) 15% of the total assets of Issuer; or

(c) 15% of the outstanding amount of a class of securities being granted by Issuer.

Issuer was eligible to grant the Options because they have been qualified with the Securities and Exchange Commission pursuant to the Securities Act and Regulation A promulgated thereunder.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No additional offering is contemplated. However, as described in "Risk Factor — Issuer Has Substantial Future Capital Requirements, It Is Possible That Issuer Will Not Be Able To Obtain Additional Financing That May Be Required, This Would Have A Material Adverse Effect On The Operations Of Issuer", Issuer's future growth is dependent on Issuer's ability to generate a cash flow or obtain a future equity or debt financing.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

None;

(2) To stabilize the market for any of the securities to be offered:

None; and

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation:

None.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed:

None.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in Issuer or any of its parents or subsidiaries or was connected with Issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

No such expert has been named in this offering statement.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

On June 4, 2004, the Issuer issued a press release announcing that the Securities and Exchange Commission declared that the Issuer's Regulation A Offering Statement qualified for the exemption under Regulation A. In accordance with Rule 254, the press release was submitted to the Securities and Exchange Commission prior to its release.

A REGULATION A OFFERING STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE FLORIDA DIVISION OF SECURITIES, BUT HAS NOT YET BECOME EFFECTIVE. INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED IN THE STATE OF FLORIDA PRIOR TO THE TIME THE REGULATION A OFFERING STATEMENT BECOMES EFFECTIVE IN THE STATE OF FLORIDA. THIS OFFERING STATEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY IN THE STATE OF FLORIDA.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS, NOR HAS THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE

APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

PART II — OFFERING CIRCULAR

ITEM 1. Cover Page

Profound Beauty Inc.
32–02 Queens Blvd.
Long Island City, New York 11101
(718) 472-6587

April 25, 2005

4,000,000 Stock options to purchase 4,000,000 shares of Issuer's common stock, par value $0.001 per share, at an exercise price of $.10 per share (the "Options").

4,000,000 shares of Issuer's common stock, par value $.001 per share, reserved for issuance upon the exercise of the Options.

Profound Beauty Inc. ("Issuer") has granted or intends to grant to (i) certain consultants and advisors of Issuer ("Advisor Grantees") in connection with them being members of Issuer's Board of Advisors ("Board of Advisors"); and (ii) certain principals, employees and consultants of Issuer's customers ("Salon Grantees", and collectively with Advisor Grantees, "Grantees"), Options to purchase up to 4,000,000 shares of Issuer's common stock, par value $0.001 per share, ("Common Stock") pursuant to Issuer's Amended and Restated 2003 Profound Incentive Equity (PIE) Stock Option Plan (the "Plan"). Options to purchase up to 3,700,000 shares of Common Stock will be allocated to Salon Grantees and Options to purchase up to 300,000 shares of Common Stock will be allocated to Advisor Grantees. Issuer will receive no proceeds related to this offering from the grant of the Options. However, upon the exercise of the Options, Issuer will receive $400,000 assuming all of the Options are granted, fully vested and exercised. The exercise of each of the Options shall entitle the Grantees to one share of Common Stock.

On May 18, 2004, the Securities and Exchange Commission (the "Commission") declared Issuer's Regulation A Offering Statement qualified for the exemption under Regulation A. Issuer commenced the offering on such date. This offering qualifies the grant of the Options and the 4,000,000 shares of Common Stock reserved for issuance upon the exercise of the Options. Issuer is filing this post-effective amendment because pursuant to Rule 253(e) of the Securities Act of 1933, as amended (the "Securities Act"), Issuer's Regulation A Offering Statement must be updated to include, among other things, updated financial statements, within twelve months after the initial qualification. To date, Issuer has granted Options to purchase 33,500 shares of Common Stock, none of which have been exercised.

Options may be granted until May 18, 2006.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE ITEM 3 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

This offering has been registered in the following states:[1]

STATE	FILE NO.	EFFECTIVE DATE
Arizona	5517	To come
California	309-3489/105537	To come
Colorado	2004-27-132	5/20/04
Connecticut	Filed	To come
Georgia	SC-48595	5/18/04
Illinois	70013982	8/30/04
Kansas	Filed	To come
Maine	Filed	To come
Maryland	Filed	To come
Massachusetts	Filed	To come
Michigan	154690	To come
Minnesota	Filed	To come
New Hampshire	Filed	To come
New Mexico	Filed	To come
New York	Filed	Upon Filing
North Carolina	Filed	To come
Ohio	45407	To come
Oregon	2004-2167	11/5/04
Rhode Island	Filed	To come
Tennessee	504-2100	To come
Vermont	05/12/04-12	5/26/04
Wisconsin	480944-02	8/27/04

(1) In certain other states listed in "Part I-Item 4. Jurisdictions in Which Securities Are to be Offered", Issuer intends to grant the Options by means of a limited offering exemption.

ITEM 2. Distribution Spread

This table reflects the grant of the Options and the issuance of the Common Stock upon the exercise of the Options.

	PRICE TO PUBLIC	UNDERWRITING DISCOUNT AND COMMISSIONS	PROCEEDS TO ISSUER OR OTHER PERSONS
PER UNIT TOTAL	.10 [1][2]	$ 0	$ .10 [2]
TOTAL MINIMUM	$ 0	$ 0	$ 0
TOTAL MAXIMUM	$ 400,000 [1][3]	$ 0	$ 400,000 [3]

(1) The Options will be distributed by grant.
(2) Exercise price of the Option.
(3) The maximum proceeds to Issuer if all of the Options are granted, fully vested and exercised.

The amount of Issuer's expenses in connection with this offering is approximately $400,000. These expenses include approximately $345,000 for legal fees and approximately $55,000 for accounting and other expenses. Issuer is responsible for all of the expenses associated with this offering. Issuer is not depending on the proceeds from this offering to pay such expenses.

ITEM 3. Summary Information, Risk Factors and Dilution

Issuer is a development stage company that has generated limited revenues and has incurred losses since the inception of its predecessor, Profound Beauty Inc., a New York corporation ("NY Profound"), on January 30, 2003. NY Profound was merged into the newly formed Issuer (Issuer was formed on November 18, 2003) on November 21, 2003, with Issuer being the surviving entity (hereinafter NY Profound and Issuer shall collectively be referred to as "Issuer" or the "Company").

Issuer is engaged in the marketing and distribution of professional hair care products to prestige beauty salons in the United States. Issuer has begun marketing initiatives in Canada and Europe and anticipates beginning distribution in Canada and Europe later in 2005. Issuer is also engaged in educating salon owners and their employees in the use of Issuer's patent pending business methods, which are designed to improve a salon's sales and operating performance, and which may also enhance the sales of Issuer's products. Through a comprehensive series of initiatives targeting the beauty services industry, Issuer intends to help salons to which Issuer sells its products ("Participating Salons") increase their sales of beauty services and products. These initiatives include how Participating Salons may brand and market their services with Issuer's products. Key to Issuer's initiatives is Issuer's brand, Profound®. Issuer's hair care products are tightly integrated with the services that attract clients to salons and which are delivered to those clients in each service appointment ("Session"). The Profound® brand represents an opportunity for Participating Salons to expand their overall offering with Profound® products specific to each Session.

The Profound® trademark is currently licensed by Mana Products, Inc. ("Mana") to Issuer pursuant to a trademark license agreement dated March 10, 2004 (the "Trademark License Agreement"). Pursuant to the Trademark License Agreement, Issuer has the right to acquire ownership of the Profound® trademark for nominal consideration. The Chief Executive Officer and majority stockholder of both Issuer and Mana is Nikos Mouyiaris. Mr. Mouyiaris also serves on the Board of Directors (the "Board") for both companies.

Issuer presently purchases substantially all of its inventory requirements from Mana. Mana manufactures most products sold by Issuer to Participating Salons, however, Mana has contracted with other manufacturers to make aerosol spray products and scented candles to meet Issuer's needs. Additionally, Issuer outsources certain logistical, administrative and other services to Mana.

The purpose of this offering is to provide an incentive to Issuer's consultants and advisors, and to others in the salon industry, to enhance the value of Issuer. The Options are granted at Issuer's sole discretion.

Issuer has granted and intends to grant to Advisor Grantees (Advisor Grantees shall serve on Issuer's Board of Advisors as advisors to Issuer and also be involved in the promotion of Issuer's business objectives) and to Salon Grantees Options to purchase up to 4,000,000 shares of Issuer's Common Stock pursuant to the Plan, with Options to purchase up to 3,700,000 shares of Common Stock allocated to Salon Grantees, and Options to purchase up to 300,000 shares of Common Stock allocated to Advisor Grantees. There will be no proceeds from this offering to Issuer at the time of the grant of the Options. However, upon the exercise of the Options, Issuer will receive $400,000 if all of the Options are granted, fully vested and exercised. Options are currently being granted under the Plan and may be granted until May 18, 2006. As of March 31, 2005, Options to purchase 33,500 shares of Common Stock have been granted under the Plan, none of which have been exercised.

Issuer has granted and intends to periodically grant Options to Advisor Grantees and to Salon Grantees. Grants made to Advisor Grantees shall vest over a five (5) year period (with 20% of each such Advisor Grantee's Options vesting on the anniversary of the date of grant for five (5) consecutive years) and be subject to each Advisor Grantee's continued participation on Issuer's Board of Advisors. Grants made to Salon Grantees shall vest fully (100%) on the two (2) year anniversary of the grant of such Options and be subject to each Salon Grantee's continued employment or consultancy with his or her respective Participating Salon and such Participating Salon's continued relationship with Issuer. All grants of the Options will be offered on behalf of Issuer by Mr. Mouyiaris or Mr. Friedensohn (the Chief Operating Officer of Issuer). The termination of an Advisor Grantee's participation on Issuer's Board of Advisors, or the termination of a Salon Grantee's employment or consultancy with his or her respective Participating Salon or a salon ceasing to be a Participating Salon, will not affect previously vested and unexercised Options, other than that such Options must be exercised within ninety (90) days after a Liquidity Event (as such term is defined in the Plan).

From the inception of its predecessor on January 30, 2003 through December 31, 2003, Issuer achieved a net loss of $2,813,271 on net revenues of $37,101, corresponding to a basic net loss per share of $(.22). For the twelve months ended December 31, 2004, Issuer achieved a net loss of $5,493,355 on net revenues of $337,106, corresponding to a basic net loss per share of $(.37).

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY ISSUER CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

Below is a discussion (listed in the order of importance) of the risk factors to an investor in this offering in view of all facts and circumstances, or which otherwise make this offering speculative or one of high risk. Specifically, you should be aware of those factors which constitute the greatest threat that your investment will be lost in whole, or in part, or not provide an adequate return. Before you invest in the offering as described in this circular, you should carefully consider these risk factors, as well as all other information contained in this offering circular.

ISSUER IS DEPENDENT UPON A RELATED PARTY (MANA) AND IF SUCH RELATIONSHIP TERMINATES, ISSUER MAY BE UNABLE TO FIND AN ACCEPTABLE ALTERNATIVE SUPPLIER

Issuer presently purchases substantially all of its inventory requirements from, as well as outsources certain logistical, administrative and other services to, Mana, an affiliated entity (the "Mana Arrangements"). Mana manufactures most products sold by Issuer to Participating Salons, however, Mana has contracted with other manufacturers to make aerosol spray products and scented candles to meet Issuer's needs. Mana is a 29 year old diversified beauty products manufacturer and distributor, majority owned by Mr. Mouyiaris. There can be no assurance that Mana will be able to continue to meet Issuer's requirements, particularly with respect to inventory requirements, nor can there be any assurance that Issuer would be able to find an acceptable alternate supplier if Mana were to interrupt such supply of goods or services. Either situation would have a material adverse effect on Issuer. Issuer believes that the Mana Arrangements are fair to Issuer and comply with Section 144 of the Delaware General Corporate Law. Issuer has also entered into the Trademark License Agreement with Mana relating to the use of the Profound name and a sublicense agreement (the "Sublicense Agreement") relating to the use of a certain patent pending aerosol delivery methodology for certain of its products, a copy of which is attached to this offering circular as Exhibit 17.

THE CHIEF EXECUTIVE OFFICER AND CONTROLLING STOCKHOLDER OF MANA IS THE CHIEF EXECUTIVE OFFICER AND CONTROLLING STOCKHOLDER OF ISSUER (NIKOS MOUYIARIS), THUS THERE IS A CONFLICT OF INTEREST FOR MR. MOUYIARIS WITH RESPECT TO THE INTERESTS OF ISSUER AND MANA

Mr. Mouyiaris' positions as Chief Executive Officer, President and majority stockholder of both Issuer and Mana (Mr. Mouyiaris is a 92% owner of Mana and his wife owns the other 8%) are a conflict of interest as a result of Mr. Mouyiaris' positions of control for both companies and the Mana Arrangements, pursuant to which Issuer incurred charges from Mana for $1,000,769 from Issuer's inception through December 31, 2003, and $2,046,911 for the twelve months ended December 31, 2004. Issuer and Mana are related parties, thus the Mana Arrangements were not entered into at arm's length. As a result of this conflict of interest, it is possible that Issuer could be paying an above market rate for the Mana Arrangements, as well as under the Trademark License Agreement and the Sublicense Agreement. However, Issuer believes that the Mana Arrangements, the Trademark License Agreement and the Sublicense Agreement, are fair and comply with Section 144 of the Delaware General Corporation Law. In 2005, two independent Directors were added to the Issuer's Board of Directors.

All ongoing and future affiliated transactions will be made or entered into on terms that are no less favorable to Issuer than those that can be obtained from unaffiliated third parties and all ongoing and future affiliated transactions and any forgiveness of loans, must be approved by a majority of the independent, disinterested members of the Issuer's board and such board members will have access to Issuer's or independent counsel.

ISSUER HAS A LIMITED RELEVANT OPERATING HISTORY, THUS THERE CAN BE NO ASSURANCE THAT ISSUER WILL BE SUCCESSFUL IN ITS SHIFT FROM DEVELOPMENT TO COMMERCIALIZATION OF ITS PRODUCTS

Issuer has a limited operating history upon which an evaluation of Issuer's prospects can be made. Such prospects must be considered in light of risks, expenses and difficulties frequently encountered in the establishment of a new company and the development of new products in a continually evolving industry, as well as the risks, expenses and difficulties encountered in the shift from development to commercialization of new products.

ISSUER MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT ITS DISTRIBUTION, THUS THERE IS NO CERTAINTY THAT ISSUER WILL EVER REACH PROFITABILITY

There can be no assurance that Issuer will be able to implement successfully its distribution and marketing strategies, generate significant revenues, or ever achieve profitable operations. From Issuer's inception on January 30, 2003 through December 31, 2003, Issuer incurred losses aggregating $2,813,271. For the twelve months ended December 31, 2004, Issuer incurred losses aggregating $5,493,355.

ISSUER HAS SUBSTANTIAL FUTURE CAPITAL REQUIREMENTS AND IT MAY NOT BE ABLE TO OBTAIN THE NECESSARY ADDITIONAL FINANCING TO ENABLE IT TO CONTINUE ITS OPERATIONS

Issuer's capital requirements have been and will continue to be significant. To date, Issuer has financed its capital requirements principally through equity investments by its majority stockholder. There are no arrangements or commitments for any further investments, loans or advances from the majority stockholder or any other person or entity. Issuer's future expansion, if any, will be dependent upon the capital resources available to Issuer and cash flow from Issuer's operations. Issuer's future growth is dependent on Issuer's ability to generate a cash flow or obtain a future equity or debt financing. While Issuer received $5,000,000 in equity financing through the sale of 5,000 shares of Series A Preferred Stock to Mr. Mouyiaris, Issuer will need an estimated $1,000,000 to $1,500,000 of additional financing by April 2006 in order for Issuer to support its expansion strategy as described under "Plan of Operations". There can be no assurance that Issuer will be able to obtain further financing for such purposes or that any further financing will be available in amounts required or on terms acceptable to Issuer.

14

IF ISSUER'S MANAGEMENT IS UNABLE TO ANTICIPATE AND MANAGE ISSUER'S GROWTH, ISSUER WILL BE UNABLE TO SUCCESSFULLY EXPAND ITS OPERATIONS

In order for Issuer to continue to expand successfully, Issuer's management will be required to anticipate the changing and increasing demands of Issuer's growing operations and to implement appropriate operating procedures and systems. There can be no assurance that management will correctly anticipate these demands or successfully implement these procedures and systems on a timely basis. Issuer's success will also depend, in part, upon its ability to integrate effectively into its operations new key employees, new brands, and relationships with new suppliers and new customers, including those associated with any future acquisitions. Issuer believes, but cannot assure, that it will be able to achieve such integration. Issuer also will need to review continually the adequacy of its management information systems, including its inventory and distribution systems. Failure to upgrade its information systems or unexpected difficulties encountered with these systems during expansion could have a material adverse effect on the business, financial condition and results of operations of Issuer.

THERE CAN BE NO ASSURANCE THAT ISSUER WILL BE ABLE TO EXPAND ITS DISTRIBUTION OPERATIONS

Issuer's strategy is to continue to expand its distribution business and to sign up additional Participating Salons. There can be no assurance that Issuer will be successful in maintaining or increasing its distribution business. Currently, Issuer has no agreements or commitments to develop or acquire additional brands or additional exclusive distribution, license or supply arrangements. There can be no assurance that Issuer will be successful in developing or identifying, negotiating and consummating any such acquisitions or arrangements or that the terms of any such acquisitions or arrangements that may be available will be acceptable to Issuer.

INTENSE COMPETITION IN ISSUER'S INDUSTRY COULD IMPAIR ISSUER'S ABILITY TO EXPAND AND ACHIEVE PROFITABILITY

The professional beauty industry is highly competitive and at times subject to rapidly changing customer preferences and industry trends. Issuer competes with a large number of distributors and manufacturers, many of which have significantly greater financial, marketing, distribution, personnel and other resources than Issuer, thereby permitting such companies to implement extensive advertising and promotional programs, both generally and in response to efforts by additional competitors to enter into the market and introduce new products. Issuer's products compete for customer recognition and shelf space with salon products which have achieved significant international, national and regional brand name recognition and consumer loyalty. Issuer's products also compete with new products, which are regularly introduced and accompanied by substantial promotional campaigns. These factors, as well as demographic trends, international, national, regional and local economic conditions, discount pricing strategies by competitors and direct sales by manufacturers to Issuer's customers, could result in increased competition for Issuer and could have a material adverse effect on the financial condition and results of operations of Issuer.

THE ABILITY OF ISSUER TO SUCCESSFULLY MANAGE ITS BUSINESS DEPENDS ON ITS ABILITY TO RETAIN CERTAIN KEY EMPLOYEES

The success of Issuer depends to a significant extent upon the performance of its management team. Issuer's future operations could be materially adversely affected if the services of any of Issuer's senior executives were to cease to be available to Issuer. In particular, Issuer is dependent on Mr. Mouyiaris, its President and Chief Executive Officer, and Robert Salem, its Executive Vice President and Chief Strategic Officer, both of whom have extensive experience in the professional beauty industry. Issuer does not have an employment agreement with either Mr. Mouyiaris or Mr. Salem.

ISSUER'S SALES AND PROFITABILITY MAY BE AFFECTED BY SEASONALITY AND FLUCTUATIONS IN SALES VOLUME, SUCH FLUCTUATIONS MAY HAVE A MATERIAL ADVERSE EFFECT ON ISSUER'S OPERATIONS

Issuer's sales and profitability may vary from quarter to quarter as a result of a variety of factors, including the timing of signing up Participating Salons, the timing of purchases by those Participating Salons, and changes in domestic or international competitive pricing pressures.

ISSUER WILL BE UNABLE TO OBTAIN A SUITABLE LEVEL OF PROFITABILITY IF IT FAILS TO CONTROL ITS PRODUCT COSTS

It is expected to be a continuous challenge to management to keep the costs of Issuer's products sufficiently low to allow them to be competitively priced but with a sufficient gross margin to obtain a suitable level of profitability for Issuer. Any inability to successfully purchase products at a commercially competitive cost, particularly in instances in which Issuer has made significant capital expenditures, could have a material adverse effect on Issuer, possibly even leading to its ultimate failure.

THERE CAN BE NO CERTAINTY THAT ISSUER'S PRODUCTS WILL BE ACCEPTED IN THE MARKET PLACE, NON-ACCEPTANCE OF ISSUER'S PRODUCTS IN THE MARKET PLACE MAY PREVENT ISSUER FROM EVER PRODUCING SIGNIFICANT REVENUES OR PROFITS

While Issuer has achieved net sales of $37,101 and $337,106 for the periods ended December 31, 2003 and December 31, 2004 respectively, there can be no assurance that the products ultimately will prove effective or attractive enough to ever produce significant revenues or profits for Issuer. The willingness of a meaningful number of potential customers to pay a given sales price will have a significant influence on the ability of Issuer to develop and sustain viable markets for the product.

THERE IS NO CERTAINTY THAT CUSTOMERS WILL BE WILLING TO PURCHASE ISSUER'S PRODUCTS AT THE COMMERCIAL SELLING PRICE OF SUCH PRODUCTS, FAILURE BY ISSUER TO OBTAIN THE COMMERCIAL SELLING PRICE FOR ITS PRODUCTS MAY PREVENT IT FROM DEVELOPING AND SUSTAINING A MARKET FOR ITS PRODUCTS

The willingness of a meaningful number of potential customers to pay any given sales price will have a significant influence on the ability of Issuer to develop and sustain viable markets for the products.

THE PATENTS AND TRADEMARKS THAT PROTECT ISSUER'S INTELLECTUAL PROPERTY MAY NOT ADEQUATELY PROTECT SUCH INTELLECTUAL PROPERTY, SUCH LACK OF PROTECTION MAY HAVE A MATERIAL ADVERSE EFFECT ON ISSUER'S OPERATIONS

Issuer expects to rely in part on patents and trademarks for protection of the intellectual property rights surrounding its products and its business methods. There can be no assurance that the crucial claims under existing and any future patent and trademark applications ultimately will be granted or that the patents and trademarks will be issued, either domestically or internationally; that all critical aspects of Issuer's products will be covered by patents and trademarks; that its products do not and will not infringe on the patent rights and trademarks of others; or that others will not make use of certain of Issuer's products and business methods.

On December 20, 2004, Issuer and Mana filed a Complaint, case number 04 CV 10084, in the Federal District Court for the Southern District of New York alleging Chen-I Chang, Sharon Wang, Profound International Corporation and Profound Cosmetics Corporation (the "Defendants") infringed upon Issuer's federally-registered PROFOUND trademark and service mark. The Defendants have not yet filed an answer and the parties are in settlement negotiations.

There can also be no assurance that future patents and trademarks, if any, would be deemed valid if tested or that Issuer would have sufficient resources to adequately prosecute claims against those who may infringe upon any patents and trademarks that may be granted to it.

Issuer's current pending patents are entitled "A PROPORTIONAL METHOD FOR DIAGNOSING AND APPROPRIATELY CLEANSING AND CONDITIONING HAIR AND A KIT OF PROPORTIONAL SHAMPOOS AND CONDITIONERS FOR PRACTICING THE METHOD" and "A PROPORTIONAL METHOD FOR DIAGNOSING AND APPROPRIATELY CLEANSING AND CONDITIONING HAIR, A METHOD FOR MAINTAINING THE INTEGRITY OF A HAIR CUT OR STYLE BETWEEN SALON VISITS AND KITS FOR PRACTICING THE METHODS". The second patent is a continuation in part of the first. Issuer believes that the failure to obtain these patents could have a material adverse effect on its operations. The invention is a method for diagnosing and appropriately cleansing and conditioning hair. It includes the steps of evaluating characteristics of the hair and the scalp and then cleansing and conditioning the hair with a shampoo and conditioner which are selected, based upon the results of the evaluation, from a kit having a number of shampoos and conditioners. The shampoos and conditioners in the kit include graduated amounts of surfactants and conditioning polymers, so that a shampoo and a conditioner most suitable for a specific hair and scalp may be selected and used. There can be no assurance that these pending patents will be granted to Issuer.

THERE IS NO PUBLIC MARKET FOR ISSUER'S SECURITIES AND THERE CAN BE NO ASSURANCE THAT A PUBLIC MARKET WILL EVER DEVELOP IN THE FUTURE, AS A RESULT GRANTEES MAY BE UNABLE TO DISPOSE OF THEIR OPTIONS AND/OR THE SHARES ISSUED UPON THE EXERCISE OF THE OPTIONS

There is currently no public market for Issuer's Common Stock and there can be no assurance that a public market will develop in the future. As a result, investors may be unable to dispose of their investment at the time they desire to do so. The Options offered hereby have been qualified with the Commission pursuant to the Securities Act and Regulation A promulgated thereunder and, as such, the shares of Common Stock which may be issued upon the exercise of the Options will be freely tradable under the federal securities laws subject to Issuer transfer restrictions as provided in the Plan (see RISK FACTOR — THERE ARE CERTAIN TRANSFER RESTRICTIONS ON THE OPTIONS AND ON THE SHARES ISSUED UPON THE EXERCISE OF THE OPTIONS, THESE TRANSFER RESTRICTIONS MAY IMPEDE GRANTEES' ABILITY TO EVER DISPOSE OF THEIR OPTIONS AND/OR THE SHARES ISSUED UPON THE EXERCISE OF THE OPTIONS). However, the Options have been registered in only a limited number of states and, under the laws of most states, the Options granted pursuant to this offering may not be subsequently sold or otherwise transferred to persons who are residents of any state in which the Options have not been registered unless they are subsequently registered or an exemption from the applicable state's registration requirements exists with respect to such sale or transfer. Following the offering, Issuer will be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934, as amended. The vast majority of all broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Additionally, the absence of a firm underwriter, the relatively small size of the offering and the nature of Issuer as a "non-reporting" issuer translates into the possibility that a regular trading market will never develop. Consequently, the investors may not be able to liquidate their investment and should be prepared to hold the Options or the shares of Common Stock which may be issued upon the exercise of the Options for an indefinite period. Additionally, the Plan only permits the transfer of Options in limited circumstances.

THERE ARE CERTAIN TRANSFER RESTRICTIONS ON THE OPTIONS AND ON THE SHARES ISSUED UPON THE EXERCISE OF THE OPTIONS, THESE TRANSFER RESTRICTIONS MAY IMPEDE GRANTEES' ABILITY TO EVER DISPOSE OF THEIR OPTIONS AND/OR THE SHARES ISSUED UPON THE EXERCISE OF THE OPTIONS

Pursuant to the terms of the Plan, the Options granted pursuant to this offering are not transferable. Additionally, pursuant to the terms of the Plan, shares of Common Stock issued upon the exercise of the Options may not be transferred until the earlier of December 31, 2008 or a Liquidity Event (as such term is defined in the Plan).

THE OUTSTANDING SERIES A PREFERRED STOCK AND THE ISSUANCE OF ADDITIONAL STOCK BY ISSUER COULD ADVERSELY EFFECT THE VOTING AND OTHER RIGHTS THAT HOLDERS OF THE OPTIONS WILL OBTAIN UPON THE EXERCISE OF THE OPTION

The current authorized capital of Issuer consists of (i) a total of 40,000,000 shares of Common Stock and (ii) a total of 10,000,000 shares of Issuer preferred stock ("Preferred Stock"), of which 10,000 shares of Preferred Stock are designated Series A Preferred Stock. Currently, there are 14,421,931 shares of Common Stock issued and outstanding (including 1,421,931 shares of Common Stock issued under the 2003 Restricted Stock Plan) and 5,000 shares of Series A Preferred Stock issued and outstanding. Additionally, 4,000,000 shares of Common Stock have been reserved for the Plan upon the exercise of Options, of which Options to purchase 33,500 shares have been granted. Issuer is prohibited from paying dividends or taking certain corporate actions without the approval of two-thirds of the then outstanding shares of Series A Preferred Stock and, accordingly, if such Series A Preferred Stock remains outstanding at the time Options are exercised, it could adversely affect the voting power and/or the other rights that the holders of the Options would obtain upon the exercise of the Options. Moreover, the Board, without any action by Issuer's stockholders, is authorized to issue additional shares of Common Stock or Preferred Stock. The ability of the Board to issue additional shares of Common Stock or Preferred Stock could adversely affect the voting power and/or the other rights that the holders of the Options would obtain upon the exercise of the Options.

CERTAIN EXISTING STOCKHOLDERS WILL BE ABLE TO EXERT CONTROL OVER MINORITY STOCKHOLDERS, THUS MINORITY STOCKHOLDERS WILL NOT BE ABLE TO INFLUENCE THE OUTCOME OF ISSUER'S MATTERS

Currently, Issuer has 14,421,931 shares of Common Stock issued and outstanding. (including 1,421,931 shares of Common Stock issued under the 2003 Restricted Stock Plan) and 5,000 shares of Series A Preferred Stock issued and outstanding. If all of the Options in this offering are granted, fully vested and exercised and no other shares are issued, current stockholders will own approximately 78.3% (of which Mr. Mouyiaris would own 70.0%) on a fully diluted basis of the then outstanding Common Stock. If 10% of the Options in the offering are granted, fully vested and exercised and no other shares are issued, current stockholders will own approximately 97.3% (of which Mr. Mouyiaris would own 87.0%) on a fully diluted basis of the then outstanding Common Stock. As such, the Option holders, upon exercise of the Options (regardless of the percentage exercised), will be minority stockholders of Issuer, and although entitled to vote on any matters that require stockholder approval, will not necessarily control or significantly influence the outcome of such matters. Accordingly, the current stockholders likely will be able to elect all of the Directors of Issuer and otherwise direct the affairs of Issuer. In addition, while the Series A Preferred Stock is not convertible into Common Stock, pursuant to the Certificate of Designation, Powers, Preferences and Other Rights and Qualifications of Series A Preferred Stock (the "Series A Preferred Stock Certificate of Designation") attached as Exhibit 16, to this offering circular, two-thirds of the then outstanding shares of Series A Preferred Stock must approve several corporate actions, including a sale of Issuer.

THE ISSUANCE OF ADDITIONAL SHARES OF ISSUER'S COMMON STOCK OR PREFERRED STOCK, OR THE ISSUANCE AND EXERCISE OF ADDITIONAL OPTIONS WILL DILUTE THE OWNERSHIP PERCENTAGE OF THEN EXISTING STOCKHOLDERS

Dilution may result from the issuance of additional shares of Common Stock or Preferred Stock, including, but not limited to, Common Stock issued pursuant to Issuer's 2003 Restricted Stock Plan (the "Restricted Stock"), or from the exercise of additional Options or warrants that may be granted by Issuer. In this regard, Issuer intends to issue additional shares of Restricted Stock to Directors, Officers, employees, consultants, lenders and investors. In the event shares are issued, this would have the effect of diluting the ownership interest of existing stockholders and also would have the effect of diluting the net tangible book value per share of the then outstanding shares of Common Stock.

ISSUER'S SECURITIES MAY BECOME SUBJECT TO PENNY STOCK REGULATION, WHICH COULD NEGATIVELY AFFECT THE FUTURE TRADING ACTIVITIES OF ISSUER'S SECURITIES

The Commission has adopted rules that regulate broker-dealer practices in connection with actions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If Issuer's Common Stock becomes subject to the penny stock rules, investors in this offering may find it more difficult to sell their shares. In any event, any broker-dealer who participates in selling shares in an offering will have to do so in compliance with the penny stock rules.

ISSUER'S ARTICLES OF INCORPORATION PROVIDE CERTAIN LIMITATIONS ON THE LIABILITY OF ISSUER'S DIRECTORS AND OFFICERS, WHICH COULD LIMIT THE ABILITY OF STOCKHOLDERS TO COLLECT MONETARY DAMAGES SUFFERED BY ISSUER'S STOCKHOLDERS

As authorized by Delaware General Corporate Law (the "Corporation Statute"), Issuer's Articles of Incorporation provide that no Director or Officer of Issuer shall be personally liable to Issuer or its stockholders for damages for breach of any duty owed to Issuer or its stockholders, except for liability of any breach of duty based upon an act or omission that involves intentional misconduct or a knowing violation of law, conduct resulting in an unlawful distribution of Issuer's assets in violation of the Corporation Statute or any transaction for which such person will receive a benefit in money, property or services to which such person is not legally entitled. The effect of the provision in the Articles of Incorporation is to eliminate the rights of Issuer and its stockholders (through stockholders' derivative suits on behalf of Issuer) to recover monetary damages against a Director or Officer for breach of a duty of a Director or Officer (including breaches resulting from negligent or grossly negligent behavior) except in the situations described above. The provision does not omit or eliminate the rights of Issuer or any stockholder to seek non-monetary relief such as an injunction or a rescission in the event of a breach of a Director's or Officer's duty. In addition, the Articles of Incorporation provide that if the Corporation Statute is amended to authorize the further elimination or limitation of the liability of a Director or Officer, then the liability of the Directors and Officers shall be eliminated or limited to the fullest extent permitted by such statute. These provisions will not alter any liability of Directors and Officers under federal or state securities laws. The foregoing provisions may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from Directors or Officers and may discourage litigation against Directors or Officers, which are their purpose.

THE RECEIPT OF THE OPTION COULD HAVE NEGATIVE TAX CONSEQUENCES ON GRANTEES

Salon Grantees: The receipt of the Options pursuant to the Plan by a Salon Grantee may constitute taxable income to such Salon Grantee in an amount equal to the fair market value of the Options (which amount may be added to the basis of the stock issued upon the exercise of the Options). No further gain or loss should be recognized by a Salon Grantee upon the exercise of the Options.

Advisor Grantees: The receipt of the Options pursuant to the Plan by an Advisor Grantee will not constitute taxable income to such Advisor Grantee on the date of grant. Advisor Grantees may be subject to taxation upon exercise of such Options in an amount equal to the excess of the fair market value of the Issuer's Common Stock on the date of exercise over the exercise price of such Options. This excess would be treated as ordinary compensation income to the Advisor Grantee and will be reported by the Issuer to the Internal Revenue Service ("IRS") on Form 1099MISC.

No ruling from the IRS has been sought by Issuer and it is possible that the IRS may not agree with the tax treatment described above. Grantees are urged to contact their own tax advisors as to the appropriate federal, state and local tax consequences to them of the receipt and exercise of the Options.

IT IS UNLIKELY THAT ISSUER WILL PAY DIVIDENDS

Issuer has never paid cash dividends. Issuer intends to retain any future earnings to finance its growth. Accordingly, Issuer does not anticipate paying any dividends in the future. In addition, the Series A Preferred Stock Certificate of Designation provides that the Series A Preferred Stock will rank senior to the Common Stock with respect to dividends and that no dividends may be paid on any securities ranking junior to the Series A Preferred Stock without the approval of two-thirds of the outstanding shares of Series A Preferred Stock.

DILUTION

Issuer's net tangible book value as of December 31, 2004 was $207,394, or approximately $.01 per share of Common Stock. Net tangible book value represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding.

After giving pro forma effect to the exercise of the 4,000,000 Options into 4,000,000 shares of Common Stock, and the receipt of $337,921 by Issuer in net proceeds (which reflects the $400,000 of gross proceeds of this offering minus an estimated $62,079 of expenses relating to this Offering that the Issuer will still incur subsequent to December 31, 2004), as of December 31, 2004, the net tangible book value of Issuer would have been $545,315, or approximately $.03 per share of Common Stock. This would have represented an immediate increase of $.02 in net tangible book value per share to existing stockholders, but an immediate dilution of $.07 per share to Grantees exercising the Options in this offering.

The following table illustrates this dilution:

Exercise price per share in this offering		$.10
Net tangible book value per share before pro forma exercise	$.01	
Change per share attributable to exercise by Grantees	$.02	
Pro forma net tangible value per share after exercise	$.03	$.03
Dilution per share to Grantees		$.07

The following table shows the difference between existing stockholders and Grantees with respect to the number of shares purchased or exercised, the total consideration paid for purchase or exercise and the price paid per share for purchase or exercise, assuming all Options are granted, fully vested and exercised and there are no other equity transactions involving Issuer:

	Number of Shares		Total Consideration		Average Price
	Amount	Percent	Amount	Percent	Per Share
Existing stockholders	14,634,000	78.53%	$ 114,020[(1)]	25.23%	$.008
Grantees	4,000,000	21.47%	$ 337,921	74.77%	$.084
Total	18,634,000	100.00%	$ 451,941	100.00%	$.024

(1) Includes the aggregate value of the Common Stock granted pursuant to the 2003 Restricted Stock Plan.

A WARNING ABOUT FORWARD-LOOKING INFORMATION

THIS CIRCULAR CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. SUCH FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY THE USE OF WORDS SUCH AS "BELIEVES," "PLANS," "ESTIMATES," "ANTICIPATES," "EXPECTS," INTENDS," OR WORDS OF SIMILAR IMPORT. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF PERFORMANCE. THEY INVOLVE RISKS, UNCERTAINTIES, AND ASSUMPTIONS. ISSUER'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" IN THIS CIRCULAR. MANAGEMENT OF ISSUER BELIEVES THESE FORWARD-LOOKING STATEMENTS ARE REASONABLE; HOWEVER, YOU SHOULD NOT PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS, WHICH ARE BASED ON CURRENT EXPECTATIONS.

ITEM 4. Plan of Distribution

Issuer has granted and intends to periodically grant Options to Advisor Grantees and to Salon Grantees. Grants made to Advisor Grantees shall vest over a five (5) year period (with 20% of each such Advisor Grantee's Options vesting on the anniversary of the date of grant for five (5) consecutive years) and be subject to each Advisor Grantee's continued participation on Issuer's Board of Advisors. Grants made to Salon Grantees shall vest fully (100%) on the two (2) year anniversary of the grant of such Options and be subject to each Salon Grantee's continued employment or consultancy with his or her respective Participating Salon and such Participating Salon's continued relationship with Issuer. All grants of the Options will be offered on behalf of Issuer by Mr. Mouyiaris or Mr. Friedensohn. The termination of an Advisor Grantee's participation on Issuer's Board of Advisors, or the termination of a Salon Grantee's employment or consultancy with his or her respective Participating Salon or a salon ceasing to be a Participating Salon, will not affect previously vested and unexercised Options, other than that such Options must be exercised within ninety (90) days after a Liquidity Event (as such term is defined in the Plan).

The Options are currently being granted under the Plan and may be granted until May 18, 2006.

This offering does not require that a minimum number of Options be granted.

ITEM 5. Use of Proceeds to Issuer

Issuer does not expect to receive any proceeds from this offering, as the Options will be distributed by grant. However, in the event that all of the Options are granted, fully vested and exercised, Issuer will receive $400,000. The amount of Issuer's expenses in connection with this offering is approximately $400,000. The expenses include approximately $345,000 for legal fees and approximately $55,000 for accounting and other expenses. To the extent that Issuer receives any proceeds from this offering, Issuer will use these proceeds for its operational expenses that arise in the ordinary course of business. The purpose of this offering is not to raise capital but to provide an incentive to Issuer's consultants and advisors, and to others in the salon industry, to enhance the value of the Issuer.

ITEM 6. Description of Business

Issuer's predecessor, NY Profound, was formed on January 30, 2003. Issuer was formed on November 18, 2003, and NY Profound was merged into Issuer on November 21, 2003, with Issuer becoming the surviving entity. Issuer is engaged in the marketing and distribution of professional hair care products to prestige beauty salons, initially in the United States, and anticipates beginning distribution in Canada and Europe later in 2005.

Issuer believes that there are approximately 25,000 prestige beauty salons in the United States which can be potential customers of Issuer (out of a total 242,000 salons in the United States) (see DISTRIBUTION, SALES, TRAINING AND EDUCATION).

The professional hair care products marketed and distributed by Issuer were initially comprised of four shampoos, four conditioners and twelve hair styling and finishing products, all of which have been sold by Issuer since September, 2003. Improved shampoo and conditioner formulations in newly designed packaging and four new hair treatment products have been sold since January, 2005. Issuer's hair styling and finishing product line was extended in January, 2005 to eighteen products from the previous twelve. Thirty products are currently being sold to Participating Salons for resale to their clients, or for use in styling clients' hair during the service appointments at their salons ("Sessions"). Issuer realized net sales of $37,101 from inception through December 31, 2003 and $337,106 for the twelve months ended December 31, 2004 from the sale of the twenty initial products. Issuer had net sales of $230,964 for the three months ended March 31, 2005 from the sale of the thirty current products. Issuer has incurred $2,814,980 of operating expenses from inception through December 31, 2003 and $5,624,005 for the twelve months ended December 31, 2004. Issuer expects that similar expenses will be recurring in 2005 and later periods.

Issuer is also engaged in educating salon owners and their employees in the use of its patent pending business methods, which are designed to improve a Participating Salon's sales and operating performance and also to promote the sale of Issuer's products in these salons. Issuer has thus far not realized revenues directly from providing these educational services. Issuer intends, however, to expand the scope of these educational services to include hair cutting technique and salon marketing and business management in addition to product information and usage, and Issuer intends to realize revenues from such educational activities in the future. Through a comprehensive series of initiatives targeting the beauty services industry, Issuer intends to help its Participating Salons increase their sales of beauty services and products. These initiatives include how Participating Salons may brand and market their services with Issuer's products.

Key to Issuer's initiatives is Issuer's brand, "Profound®" (see PRODUCTS AND BUSINESS METHODS and INTELLECTUAL PROPERTY below). Profound® combines a unique product architecture (necessitating a professional recommendation) with a unique distribution methodology (every product has the Participating Salon's name on the label). Profound® will be sold either exclusively by Issuer or through authorized sales agents to Participating Salons, and in turn by those salons to their clients. Issuer's hair care products are tightly integrated with the services that attract clients to salons and which are delivered to those clients in each Session. After Issuer has established itself in the market place as a highly regarded hair care products marketer based on the sales of its current line up of retail products, it intends to market personalized hair care products, color cosmetics, fragrances, skin care, nail care and bath & body products also linked to the Session. The Profound® brand represents an opportunity for Participating Salons to gradually expand their overall offering with Profound® products specific to each Session.

Prior to the inception of Issuer, the idea behind the Profound® brand was incubated by Mr. Mouyiaris and Mana. (Mr. Mouyiaris is the Chief Executive Officer, President and majority stockholder of both Issuer and Mana). Neither Mr. Mouyiaris nor Mana received or will receive any fees or compensation for incubating the Profound® brand.

Issuer has outsourced certain logistical, administrative and other services to Mana (valued at $675,000 from Issuer's inception through December 31, 2003 and $986,000 for the twelve months ended December 31, 2004), which in the opinion of Issuer's management allows Issuer to access the infrastructure of a much larger entity to efficiently achieve its initiatives. Such services include product and creative development, information processing, warehousing, distribution, accounting, administrative, occupancy expenses and Issuer's salaries (as reimbursed to Mana) for Mr. Mouyiaris, Barbara Novick (Secretary and Treasurer of Issuer) and Lawrence Weinstock (Chief Financial Officer of Issuer).

Mana provides contract manufacturing services from two Long Island City, New York facilities for many of the world's leading hair care, cosmetics, skin care, fragrance and bath & body brands and also markets its own leading private label cosmetics brand to the salon industry. These contract manufacturing services may include any or all of the following: receiving, warehousing and inspection of components (which will be used in the production of beauty products), product development (entailing the research, development and creation of a variety of beauty product formulations), blending of raw ingredients (either per Mana's formulation or per customer's specifications) and filling and shipping the products. The components may either be supplied by the customer or purchased by Mana to be incorporated into the finished products.

Mana has been in business since 1975 and currently provides services and products to approximately 5,000 customers in the beauty industry. Mana employs approximately 500 full time employees. As of December 31, 2004, Mana's current assets were approximately 3.2 times its current debt (and its total assets were approximately 2.1 times its total debt). Mana's cash on hand as of December 31, 2004, was approximately $2,100,000. Mana also has available under its line of credit, up to $3,700,000. This offering is not an offering of any direct or indirect interest in Mana.

BACKGROUND

In 2002, United States salon industry revenues approached $55.9 billion in services and $5.5 billion in retailed products, placing products at less than 10% of the industry's total revenue (per "State of the Industry", Modern Salon, April 2003). Issuer believes that the data imply that salons are underutilized as a channel of distribution for beauty products, with most sales taking place through other distribution channels. This represents an opportunity, because salons benefit from a powerful selling tool in the beauty industry—the professional recommendation.

The Profound® brand and business methods (see PRODUCTS AND BUSINESS METHODS below) have been developed to maximize the use of the professional recommendation, which can influence where consumers purchase their beauty products. As Issuer expands its distribution beyond its approximately 60 active Participating Salons as of March 31, 2005, Issuer intends to help increase its Participating Salons' share of the beauty products market by making more effective use of the professional recommendation, resulting in greater sales of Issuer's products.

The professional recommendation has consistently proven to be successful in the marketing of hair care and cosmetics, as evidenced by other professional hair care lines (Frederic Fekkai hair care in prestige outlets plus Vidal Sassoon and John Frieda in mass outlets) and make-up artist lines (MAC, Bobbi Brown, Trish McEvoy and Nars cosmetics in prestige outlets). Such professional authority has been proven to sell in many distribution channels, and the professional recommendation within the salon has been and can be effective in selling products.

Issuer believes that more Participating Salons will purchase and sell its products and use its business methods once it can be shown that such changes will lead to tangible, quantifiable and sustainable results in a relatively short period of time. Issuer has realized $37,101 in revenues from inception through December 31, 2003 and $337,106 for the twelve months ended December 31, 2004 resulting from the sale of Profound® products to Participating Salons which have been using Issuer's business methods.

PRODUCTS AND BUSINESS METHODS

Issuer believes that the Profound® product architecture is unique since it is closely linked to the Sessions by requiring a professional recommendation. Issuer's products and patent pending business methods enable professionals to recommend products which Issuer believes are both personalized to each client's needs and specific to each client's Session.

Issuer's pending patents are entitled "A PROPORTIONAL METHOD FOR DIAGNOSING AND APPROPRIATELY CLEANSING AND CONDITIONING HAIR AND A KIT OF PROPORTIONAL SHAMPOOS AND CONDITIONERS FOR PRACTICING THE METHOD" and "A PROPORTIONAL METHOD FOR DIAGNOSING AND APPROPRIATELY CLEANSING AND CONDITIONING HAIR, A METHOD FOR MAINTAINING THE INTEGRITY OF A HAIR CUT OR STYLE BETWEEN SALON VISITS AND KITS FOR PRACTICING THE METHODS". The second patent is a continuation in part of the first. The invention is a method for diagnosing and appropriately cleansing and conditioning hair. It includes the steps of a hair stylist at a Participating Salon evaluating characteristics of the client's hair and scalp and then cleansing and conditioning the hair with a Profound® shampoo and conditioner which are selected, based upon the results of the evaluation, from a kit having a number of shampoos and conditioners (the eight Profound® shampoos and conditioners mentioned below). The shampoos and conditioners in the kit include graduated amounts of surfactants and conditioning polymers, so that the shampoo and the conditioner most suitable for a specific hair and scalp may be selected and used. There can be no assurance that the pending patents or any future patents will be granted or if granted would be deemed valid if tested or that Issuer would have sufficient resources to adequately prosecute claims against those who may infringe upon any patents that may be granted to Issuer.

There are four proportional shampoos and four proportional conditioners comprising the Profound® cleansing and conditioning product line which have been sold to Participating Salons since September, 2003. Improved shampoo and conditioner formulations in newly designed packaging have been sold since January, 2005, along with the four new hair treatment products. Additionally, eighteen hair styling and finishing products are currently being sold to Participating Salons. Of those eighteen hair styling and finishing products, ten have been sold to Participating Salons since September, 2003 and eight were introduced in 2005. Each of the products is labeled with the Profound® name and a Participating Salon's name. Issuer intends over the next 12 months to sell these products to approximately 350 Participating Salons and to provide educational services to Participating Salons related to Issuer's products and business methods (see PLAN OF OPERATION AND CASH REQUIREMENTS below).

Issuer spent $1,205,591 from its inception on January 30, 2003 through December 31, 2003 on marketing and development expenses. These expenses included (i) $411,314 paid to employees of Issuer involved in marketing and development; (ii) $277,000 paid to Mana for product development costs and for the creation of selling tools and advertising materials; and (iii) $517,277 paid to unrelated third parties for additional marketing and development expenses, such as research and development, package design, photos and additional creation of advertising materials.

Issuer spent $1,626,628 for the twelve months ended December 31, 2004 on marketing and development expenses. These expenses included (i) $533,451 paid to employees of Issuer involved in marketing and development and (ii) $62,000 paid to Mana and $1,031,177 paid to unrelated third parties for additional marketing and development expenses, including advertising materials, a sales promotional video, product design & development, research & development and package design & development. Issuer expects that many of these expenses will be recurring in 2005 and later periods.

MARKETING, ADVERTISING and PROMOTION

Issuer's marketing strategy is built around its mission statement, which is to serve the creativity of the stylist, the individuality of the salon's client and the independence of the salon. Issuer's business methods and products are intended to be an extension of the Sessions. The Session entails the diagnosis of the client's hair and scalp, followed by the recommendation of a shampoo, a conditioner and a hair treatment product to work in conjunction with each client's specific anatomy (hair and scalp characteristics). The hair stylist then envisions a hair style and creates it using his or her own skills and ability plus Issuer's styling and finishing products.

Issuer additionally has supported and intends to continue supporting the sales of its products with a comprehensive advertising and promotional campaign geared towards attractively presenting its products in the salons through high quality packaging, merchandising and point of sale material, and through trade advertising, public relations efforts and cooperative local advertising. Issuer launched a web site in January, 2004 geared towards the salon owner and stylist audiences.

Issuer spent $32,553 for the twelve months ended December 31, 2003 on advertising and promotion.

Issuer spent $323,462 for the twelve months ended December 31, 2004 on advertising and promotion. These expenses included (i) $157,074 on trade advertising; (ii) $30,211 on merchandising and collateral material; and (iii) $136,177 paid to employees and unrelated third parties for public relations expenses. Issuer expects that similar expenses will be recurring in 2005 and later periods.

DISTRIBUTION, SALES, TRAINING AND EDUCATION

Of the 242,000 salons in the United States, the top selling 25,000 salons produce more than 50% of the salon industry's revenue (The Annual Industry Forecast, *The Green Book 2000*). Issuer has relationships with thousands of these salon owners through its management and employees, and its relationship with Mana.

Issuer began selling its products to a small number of salons in September, 2003. Through March, 2004, Issuer had limited its distribution in order to carefully measure the responses of salon owners, hair stylists and consumers before finalizing the details of its national roll out plan. Beginning in April, 2004, Issuer began to expand nationally. Issuer reformulated, repackaged and improved many of its products based on feedback from its customers, culminating in the introduction of its present product line of thirty products in January, 2005. As of March 31, 2005, Issuer had approximately 60 active Participating Salons located in the District of Columbia and 23 states throughout the United States, i.e. Alaska, Arizona, California, Connecticut, Florida, Georgia, Illinois, Maryland, Massachusetts, Michigan, Minnesota, Missouri, Nevada, New Hampshire, New Jersey, New York, North Carolina, Oregon, Pennsylvania, Texas, Virginia, Washington, and Wisconsin.

Issuer has entered into a salon supply agreement with each of the current Participating Salons and has amended that agreement effective as of April 14, 2005 (a copy of which is attached as Exhibit 8) (the "Salon Supply Agreement"). Under the Salon Supply Agreement, a Participating Salon agrees to purchase via monthly orders Profound® products that such Participating Salon will use during its Sessions or sell to its clients. Additionally, under the Salon Supply Agreement, prior to the sale of Profound® products by such Participating Salon, the Participating Salon must make its employees available for an educational seminar on Profound® products.

The Salon Supply Agreement further provides that Issuer will create custom labeled products at the Participating Salon's request based on information provided to Issuer by the Participating Salon. The Profound® products for resale range in price from $5.50 to $11.75 at wholesale in the U.S., and their suggested retail prices correspondingly range from $11.00 to $28.00. Products to be used during the Sessions range in price from $16.50 to $25.00 at wholesale and are not permitted for resale. The Salon Supply Agreement is not a license granting use of Issuer's trademarks to the Participating Salons.

Issuer recognizes that educating Participating Salons regarding its products and business methods will require an intensive marketing effort. Issuer employs nine Salon Development Managers ("SDMs"), one commissioned sales agent company, and nine free-lance educators ("Sessionists"). Issuer intends to use its SDMs, sales agents and Sessionists to sign up targeted salons in their territories and to provide educational programs about its products, about improving salon sales and business efficiency, and about enhancing the technical skills of hair stylists. The commissioned sales agent employs eleven sales account executives covering the states of New York, Delaware, New Jersey, Connecticut and Pennsylvania and represents other product lines and brands in addition to Profound. Issuer also employs a Vice President of Sales and Business Development who is responsible to recruit and manage the SDMs and sales agents. Issuer also employs a Vice President of Education who is responsible to develop the necessary educational curriculum, to hire and train the Sessionists, and to train the SDMs and sales agents in order to implement Issuer's educational initiatives.

Issuer is in discussions with another sales agent and expects to begin selling its products through such additional sales agent to Participating Salons in Spain and France during the second quarter of 2005. Issuer also expects to begin selling its products to Participating Salons in Canada during the second half of 2005.

Issuer has outsourced to Mana the warehousing of its inventory, the receiving and processing of its sales orders, and the picking, packing and shipping of its products to the Participating Salons. Issuer pays Mana for Mana's actual personnel and other costs incurred in providing such services. No formal written agreements exist for such services, which are performed on an as needed basis.

TECHNOLOGY

Technology is a critical component of Issuer's strategy, enabling it to implement many of Issuer's initiatives. The development of the technology for personalized products will require additional investments and resources in order to make such technology available in the Participating Salons.

Issuer contracted with a web development company to develop a web site which was launched in January, 2004. The general goals of the site are to provide information to existing and prospective Participating Salons and hair stylists about Issuer's mission, vision, products and business methods, to manage sales and recruitment leads, and to provide a scalable framework for future site development.

Issuer has incurred $163,556 from its inception through December 31, 2003 and $488,818 for the twelve months ended December 31, 2004 on technology expenses. Of these amounts, Issuer spent $138,000 in 2003 and $374,600 for the twelve months ended December 31, 2004 outsourcing to Mana (Mr. Mouyiaris is the Chief Executive Officer, President and majority stockholder of both Issuer and Mana) certain management information processing services. These services, which include order processing, invoicing, inventory management and accounting, are used to provide logistical and administrative support to Issuer. Issuer believes that these or similar services will be a key factor in facilitating its growth and efficient operation going forward. Issuer pays Mana for Mana's actual personnel and other costs incurred in providing such services. No formal written agreements exist for such services, which are performed on an as needed basis. The remaining expenses of $25,556 in 2003 and $114,218 in 2004 were related to computer supplies, software, equipment, web site development and depreciation. Issuer expects that similar expenses will be recurring in 2005 and later periods.

Additionally, Issuer paid $193,474 to unrelated third parties for computer hardware, software development and software licenses which are classified within Property, Plant and Equipment or Other Assets on Issuer's Balance Sheet at December 31, 2004.

INTELLECTUAL PROPERTY

Three trademark registration applications for the trademark and service mark PROFOUND were filed with the United States Patent and Trademark Office ("USPTO") by Mana for a variety of goods and services as follows, two of which are presently pending:

On April 2, 2002, Mana filed an application for registration, Serial Number 76390016, for: (i) marketing consulting services, namely providing marketing and customer development strategies to sellers of cosmetics and skin care preparations, and (ii) cosmetics, fragrances for personal use and non-medicated skin care preparations;

On April 2, 2002, Mana filed an application for registration, Serial Number 76976345, for: (i) educational services, namely conducting lectures, seminars and workshops in the fields of cosmetics and skin care and distributing course material in connection therewith, and (ii) hair care preparations; and

On January 10, 2003, Mana filed an application for registration, Serial Number 78202129, for: (i) hair accessories, namely hair ornaments and hair clips, (ii) scissors and razors, (iii) hand-held electric blow dryers, and (iv) hairbrushes, hair combs, candle holder of non-precious metal and essential oil burners.

Subsequently, Mana was notified by the USPTO that as of June 8, 2004, its PROFOUND trademark and service mark, Serial Number 76976345, was registered in class 3 for hair care preparations and in class 41 for educational services.

On December 20, 2004, Issuer and Mana filed a Complaint, case number 04 CV 10084, in the Federal District Court for the Southern District of New York alleging Chen-I Chang, Sharon Wang, Profound International Corporation and Profound Cosmetics Corporation (the "Defendants") infringed upon Issuer's federally-registered PROFOUND trademark and service mark. The Defendants have not yet filed an answer and the parties are in settlement negotiations.

Issuer entered into the Trademark License Agreement with Mana on March 10, 2004, pursuant to which certain trademarks not currently owned by Issuer have been exclusively licensed by Mana to Issuer, including, without limitation, the rights to those PROFOUND trademarks listed above and certain international trademarks. Also pursuant to the Trademark License Agreement, Issuer obtained the right to acquire ownership of such marks for nominal consideration under the terms and conditions set forth therein.

Issuer has also filed trademark registration applications with the USPTO for the names which it is either using or intends to use in connection with the sale of its products and/or services. For some of these, registrations have been issued. The balance is pending.

Issuer has pursued patent protection for its "A PROPORTIONAL METHOD FOR DIAGNOSING AND APPROPRIATELY CLEANSING AND CONDITIONING HAIR AND A KIT OF PROPORTIONAL SHAMPOOS AND CONDITIONERS FOR PRACTICING THE METHOD" patent which it filed on August 27, 2003.

Issuer has also pursued patent protection for its "A PROPORTIONAL METHOD FOR DIAGNOSING AND APPROPRIATELY CLEANSING AND CONDITIONING HAIR, A METHOD FOR MAINTAINING THE INTEGRITY OF A HAIR CUT OR STYLE BETWEEN SALON VISITS AND KITS FOR PRACTICING THE METHODS" patent which it filed on August 27, 2004 as a continuation in part of the above-mentioned patent application.

Issuer also intends to pursue patent protection for the business methods comprising the personalization of its products. Issuer further intends to include the technology it develops to personalize products as part of this business method patent and to file for copyright protection of the software it develops for this purpose.

The formulations for Issuer's products were primarily developed by Mana in collaboration with and exclusively for Issuer. Mana exclusively sells these products only to Issuer. Mana has notified Issuer that it intends to pursue patent protection for select product formulations which may be patentable.

Issuer has entered into the Sublicense Agreement with Mana to use a certain patent pending aerosol delivery methodology for certain of its products. The Sublicense Agreement allows the Issuer to use the methodology in the salon market for ten years beginning September 1, 2004. Under the Sublicense Agreement, Issuer pays royalties to Mana ranging from 1.5% to 5.0% of Issuer's net sales of the products using the licensed methodology over the term of the agreement.

OPERATIONS, RESEARCH & DEVELOPMENT, LOCATIONS AND FACILITIES

Issuer's executive and administrative offices are located in Long Island City, New York. Issuer also shares a meeting facility located in downtown Manhattan. With respect to the meeting facility, Mana is the tenant and Issuer is the sub-tenant. Issuer pays Mana $500 per day for use of the meeting facility. This charge is calculated as Mana's daily rent, cost of utilities and cost of the required set-up. There is no written agreement between Issuer and Mana with respect to the meeting facility.

The warehousing and distribution functions have been outsourced to Mana. These outsourced services include the storage of Issuer's inventory, plus the picking, custom-labeling, packing and shipping of Issuer's sales orders. From inception through December 31, 2003, the cost of these outsourced services to Issuer was $29,026. For the twelve months ended December 31, 2004, the cost of those outsourced services to Issuer was $129,937. The charges for these services are billed at Mana's actual personnel and other costs incurred to provide such services. From inception through December 31, 2003, additional costs also incurred by Issuer were $1,801 for depreciation and $12,716 for supplies and freight charges paid to unrelated third parties. For the twelve months ended December 31, 2004, additional costs also incurred by Issuer were $8,838 for depreciation and $9,990 for supplies and freight charges paid to unrelated third parties. Issuer expects that similar expenses will be recurring in 2005 and later periods.

Currently, substantially all of the Profound® products are supplied to Issuer pursuant to a supply agreement between Mana and Issuer, dated as of August 1, 2003 (the "Supply Agreement", a copy of which is attached to this offering as Exhibit 10). Under the Supply Agreement (which is for an initial term of five years and automatically renews for one year terms thereafter, unless terminated by either party) Mana agrees to exclusively produce Profound® products for Issuer, based on purchase orders submitted by Issuer. Additionally under the Supply Agreement, Issuer takes possession of the products once they are ready, and Issuer pays for all shipping fees and taxes associated with shipment of the Profound® products to Issuer's customers. Mana has developed, evaluated, and tested the Profound® products (i.e. shampoos, conditioners, treatments, hair styling and finishing products) which it manufactures and sells to Issuer. Issuer is not obligated to obtain all of its finished goods solely from Mana. Issuer may contract with other manufacturers in addition to Mana to obtain finished goods to meet its sales requirements. The purchase price for the Profound® products is charged by Mana to Issuer based on Mana's cost plus an agreed upon margin. Mana has contracted with other manufacturers to make aerosol spray products and scented candles to meet Issuer's needs.

Mana has so far purchased, owned and warehoused substantially all of the components and raw materials necessary to manufacture Issuer's products. This has had a favorable cash flow effect for Issuer, as it has not had to finance such costs of components and raw materials until such time as it purchased the products from Mana. Many of these components are used specifically by Mana for the Profound® products. Normal industry practices would alternatively entail Issuer purchasing on average a 90-120 day supply of these components and storing them at a contract manufacturer. Issuer believes the purchase price that Mana charges Issuer for the products is competitive (also see Item 11, Interest of Management and Others in Certain Transactions). There can be no assurance that the arrangement will continue in this fashion. Issuer may decide at some time in the future to purchase components and maintain such inventories, which may thereby escalate Issuer's cash requirements. At the present time, however, substantially all of Issuer's products are produced and sold to Issuer by Mana.

Mana meets Issuer's inventory, warehousing and distribution requirements using two facilities, each located in Long Island City, New York, approximately one mile apart from each other. If one or both of those facilities were to endure a prolonged service interruption, then Issuer's supply of finished goods would be interrupted. Issuer intends to implement a disaster recovery plan to minimize the impact of such possible interruption.

The principal raw materials used in the manufacture of Issuer's products are essential oils and specialty chemicals. Packaging components are either designed to Issuer's specifications or are available as "stock" components in the market place, often produced in custom-chosen colorations. Mana and Issuer have collaborated to identify one or more suppliers for each of the various components and raw materials. Issuer intends to help Mana identify new component and raw material suppliers and to help negotiate more favorable component and raw material prices as volumes increase along with anticipated sales growth. Issuer also intends to collaborate with Mana to identify packaging, formulation and production efficiencies. Issuer believes that the suppliers it has identified thus far can meet Issuer's foreseeable future needs.

Issuer entered into an exclusive licensing agreement with Mana on August 1, 2003 (the "License Agreement") for certain custom bottle and cap molds (the "Licenses"). The License Agreement is for an initial term of five years and is renewable annually (upon the mutual consent of Issuer and Mana) for additional one year terms. As consideration for the Licenses, Issuer pays Mana a royalty of 0.5% of Issuer's net sales.

ENVIRONMENTAL REGULATORY COMPLIANCE

Issuer does not anticipate that there will be any material effect upon future capital expenditures, earnings or its competitive position arising from compliance with federal, state and local provisions which have been enacted or adopted regulating the discharge of materials into the environment.

COMPETITION

The professional hair care industry is characterized by vigorous competition on a global basis. Brand recognition, quality, product performance and price have a significant influence on consumers' choices among competing products and brands. Advertising, promotion, new product introductions and the quality of salon staff also have significant impact on consumers' buying decisions. Issuer competes against a number of manufacturers and marketers, some of which have substantially greater resources at their disposal than does Issuer.

Issuer's principal competitors include, but are not limited to :

- L'Oreal S.A. which markets the Kerastase*, Redken, Matrix and L'Oreal Professional brands;
- The Proctor & Gamble Company which markets the Wella, Sebastian and Clairol brands; and
- The Estee Lauder Companies which market the Aveda* and the Bumble & Bumble* brands.

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* It should be noted that the brands denoted above with an asterisk are primarily sold directly to salons by the above mentioned companies. The other brands not so denoted are sold to salons through third party distributors. Since Issuer sells its products directly to salons, Issuer considers Kerastase, Aveda and Bumble & Bumble its closest competitors. While these brands have had substantial time in the market place to establish credibility with salons and their clients, Issuer believes that its own marketing initiatives, methods and products will perform as well as or better than those of its competitors, and will provide Participating Salons with an attractive alternative for their clients.

EMPLOYEES

Issuer currently has 18 full-time employees and three part-time employees. Below is a table that details the full time employees by department.

Profound Full Time Employees by Dept.	
Selling and Salon Development	11
Marketing and Development	4
Education	1
Operations and Administrative	2

PLAN OF OPERATION AND CASH REQUIREMENTS

Issuer has identified a financial plan of operation for the next twelve months which supports its expansion strategy. There are several performance factors which will directly impact the range of sales and expenses within this plan. These factors include, but are not limited to:

- the number of salons that choose to become Participating Salons;
- the number and timing of qualified SDMs and sales agents Issuer can hire (in the United States and abroad);
- the number of products and the timing of their development and availability for shipment;
- the sales performance of the products in Participating Salons;
- the effectiveness of marketing campaigns to generate demand increasing the number of Participating Salons;
- the availability of financing to support the brand development.

The primary focus over the next twelve months will be for Issuer's SDMs and sales agents to recruit salons to become Participating Salons in both North America and Europe. The cost to support the required SDMs and sales agents is estimated at $2,200,000. Issuer expects to have recruited approximately 350 Participating Salons by the end of the next twelve months, which will generate approximately $4,500,000 in net sales during such period.

The secondary focus over the next twelve months will be to create a brand identity through various marketing efforts. Issuer expects to launch an advertising, promotion and public relations campaign which will cost approximately $900,000. The creative development to support Issuer's product and marketing initiatives is expected to cost approximately $1,100,000. Issuer further intends to develop and implement a salon and stylist educational program which is estimated to cost approximately $900,000. The warehousing, product distribution, technology and general & administrative expenses are estimated to cost approximately $2,300,000.

Management intends to adjust spending of expenses to be in line with the net sales realized as much as possible.

Issuer has determined that its operations over the next twelve months will require an additional investment ranging from $1,000,000 to $1,500,000 of either debt or equity in order to conduct its brand development, marketing, distribution, technology development and general & administrative activities to support its expansion strategy as described above. There can be no assurance that Mr. Mouyiaris (Issuer's majority stockholder) will continue to make investments in Issuer beyond the amounts invested. If Issuer obtains additional investments from Mr. Mouyiaris or from other sources in the form of equity investments, then the holdings of present stockholders, and the holdings of future stockholders who would exercise Options hereby being offered, would be diluted accordingly. Furthermore, there can be no assurance that any investments could be obtained on terms acceptable to Issuer.

The principal source of liquidity for Issuer from inception through March 31, 2005 has been $8,400,000 of paid in capital contributed by Mr. Mouyiaris and $5,000,000 of Series A Preferred Stock issued to Mr. Mouyiaris.

On February 10, 2003, Mr. Mouyiaris paid $64,440.10, or $.005 per share, for 12,888,020 shares of common stock of NY Profound. On November 21, 2003, pursuant to the merger of NY Profound into Issuer, Mr. Mouyiaris received 12,888,020 shares of Issuer's Common Stock in exchange for his shares in NY Profound.

Subsequent to February 10, 2003 and through December 31, 2004, Mr. Mouyiaris also contributed to Issuer (including the predecessor NY Profound) $8,400,000 of additional paid in capital (the "Paid in Capital"), including $5,000,000 during the twelve months ended December 31, 2004. There are no written contracts or arrangements with respect to the Paid in Capital, and Mr. Mouyiaris has not and will not receive any additional equity or debt of Issuer in connection with the Paid in Capital. On March 30, 2005, Mr. Mouyiaris was issued 5,000 shares of Series A Preferred Stock with a liquidation value of $1,000 per share for an aggregate of $5,000,000.

FACTORS WHICH MAY AFFECT ISSUER'S FUTURE FINANCIAL PERFORMANCE

Some of the factors that could have material impact on Issuer's future financial performance are:

- Issuer's strategy to continue to expand its distribution by recruiting Participating Salons. There can be no assurance that Issuer will be successful in recruiting additional Participating Salons.
- Competitive activities and economic conditions could affect Issuer's ability to attract Participating Salons and Issuer's sales performance to those salons.
- Issuer's ability to obtain inventory without significant price fluctuations.
- Issuer's ability to obtain additional financing and fund its operations.

ITEM 7. Description of Property

Issuer's executive and administrative and offices are located at 32-02 Queens Blvd., Long Island City, New York. It presently rents from Mana approximately 3,200 square feet of office space, with the availability of more space if needed. The rent currently paid by Issuer to Mana for the office space is $2,000 a month plus utility costs. There is no written agreement between Mana and Issuer with respect to the office space. Issuer uses that location to house its marketing, sales, education, management and administrative personnel.

Issuer shares meeting facility space with Mana at 560 Broadway, New York, New York. Issuer reimburses Mana for its use of this space, at the rate of $500 per day of use. Issuer uses this location for meetings with potential and existing Participating Salons.

ITEM 8. Directors, Executive Officers and Significant Employees

NAME	TITLE	AGE	START DATE	FAMILY RELATIONSHIPS
Nikos Mouyiaris	President, Chief Executive Officer and Director[(1) (2) (3)]	60	January 2003	None
Barbara Novick	Secretary, Treasurer and Director[(1) (2) (4)]	67	January 2003	None
Lawrence Zilavy	Director[(1)]	54	March 2005	None
Eugene Schneur	Director[(1)]	32	March 2005	None
Lawrence Weinstock	Chief Financial Officer[(2) (6)]	46	October 2003	None
Howard Friedensohn	Chief Operating Officer[(2) (5)]	50	April 2003	None
Robert Salem	Executive Vice President and Chief Strategic Officer[(2) (5)]	50	January 2003	None
Stefany Reed	Vice President – Sales and Business Development[(2) (5)]	43	October 2003	None
Linda Gillette	Vice President – Education[(2) (5)]	38	November 2004	None

(1) Shall serve as Director until the next annual meeting and until a successor is duly elected and appointed.
(2) Shall serve as such Officer of Issuer until removed by Issuer or until resignation.
(3) Expects to spend approximately 10 hours per week with respect to his duties as an Officer of Issuer.
(4) Expects to spend approximately 5 hours per week with respect to her duties as an Officer of Issuer.
(5) Expects to spend approximately 40 hours per week with respect to his/her duties as an Officer of Issuer.
(6) Expects to spend approximately 10 - 15 hours per week with respect to his duties as an Officer of Issuer.

Business Experience – List all Directors and Officers.

NAME	ENTITY NAME/ ADDRESS	DESCRIPTION OF BUSINESS	POSITION HELD AND INDICATION OF JOB RESPONSIBILITY	START DATE	END DATE
Nikos Mouyiaris	Mana Products, Inc. 32–02 Queens Blvd. Long Island City, NY 11101	Beauty Products Manufacturing and Distribution	Chief Executive Officer and President – Oversees all of the management functions of the company.	1975	Current
	Ariana Realty Company LLC 32–02 Queens Blvd. Long Island City, NY 11101	Real Estate Holding Company	Managing Member – Manages the company's real estate holding.	1983	Current
	Erno Laszlo LLC 32–02 Queens Blvd. Long Island City, NY 11101	Beauty Products Distribution	Chairman of the Board – Oversaw all of the management functions of the company.	1995	2001
	27–11 49th Avenue Realty LLC 32–02 Queens Blvd. Long Island City, NY 11101	Real Estate Holding Company	Sole Member – Manages the company's real estate holding.	1998	Current
	Electronic Engineering Systems, Inc. 1403 Greenbrier Parkway Chesapeake, VA 23320	Technology Company	Director and Chairman of the Board	1997	Current
	Eyecity.com, Inc. 199 Lafayette Drive Syosset, New York 11791	Eyeglass Company	Director	1999	2004
Barbara Novick	Mana Products, Inc. 32–02 Queens Blvd. Long Island City, NY 11101	Beauty Products Manufacturing and Distribution	Executive Vice President – Administration – Oversees all of the administrative functions of the company.	1977	Current
	Ariana Realty Company LLC 32–02 Queens Blvd. Long Island City, NY 11101	Real Estate Holding Company	Executive Vice President – Administration – Manages the administrative functions in regard to the company's real estate holding.	1983	Current
	Erno Laszlo LLC 32–02 Queens Blvd. Long Island City, NY 11101	Beauty Products Distribution	Executive Vice President – Administration – Oversaw the administrative functions of the company.	1995	2001
	27–11 49th Avenue Realty LLC 32–02 Queens Blvd. Long Island City, NY 11101	Real Estate Holding Company	Executive Vice President – Administration – Manages the administrative functions in regard to the company's real estate holding.	1998	Current
	Electronic Engineering Systems, Inc. 1403 Greenbrier Parkway Chesapeake, VA 23320	Technology Company	Director	1997	Current
	Eyecity.com, Inc. 199 Lafayette Drive Syosset, New York 11791	Eyeglass Company	Director	1999	2004

Name	Entity Name/ Address	Description of Business	Position Held and Indication of Job Responsibility	Start Date	End Date
Lawrence Weinstock	Mana Products, Inc. 32–02 Queens Blvd. Long Island City, NY 11101	Beauty Products Manufacturing and Distribution	Vice President – Finance – Oversees all of the financial functions of the company.	1993	Current
	Ariana Realty Company LLC 32–02 Queens Blvd. Long Island City, NY 11101	Real Estate Holding Company	Vice President – Finance – Manages the financial functions in regard to the company's real estate holding.	1993	Current
	Erno Laszlo LLC 32–02 Queens Blvd. Long Island City, NY 11101	Beauty Products Distribution	Vice President – Finance – Oversaw the financial functions of the Company.	1995	2001
	27–11 49th Avenue Realty LLC 32–02 Queens Blvd. Long Island City, NY 11101	Real Estate Holding Company	Vice President – Finance – Manages the financial functions in regard to the company's real estate holding.	1998	Current
	Electronic Engineering Systems, Inc. 1403 Greenbrier Parkway Chesapeake, VA 23320	Technology Company	Director	2002	April, 2005
Howard Friedensohn	CFOutsource LLC 1 Bridge Street Irvington, NY 10533	Financial and Management Consulting	Chief Executive Officer and Co-President – Oversaw the operation of the company and provided services directly to beauty industry and technology clients.	2001	2003
	CFOutsource, Inc. 1 Bridge Street Irvington, NY 10533	Financial and Management Consulting	Chief Executive Officer and President – Oversaw the operation of the company and provided services directly to beauty industry and technology clients.	1994	2003
Robert Salem	Mana Products, Inc. 32–02 Queens Blvd. Long Island City, NY 11101	Beauty Products Manufacturing and Distribution	Executive Vice President – Marketing – Responsible for new product concept and business development, and strategy.	1999	2003
	Estee Lauder/Aveda 767 Fifth Avenue New York, NY 10153	Professional Hair Care Products	Executive Vice President – Marketing – Oversaw the global marketing of the company.	1997	1999
	L'Oreal/Redken (France) 575 Fifth Ave. New York, NY 10017	Professional Hair Care Products	President- Redken (France) – Responsible for all operations of the Redken company in France.	1986	1997

NAME	ENTITY NAME/ ADDRESS	DESCRIPTION OF BUSINESS	POSITION HELD AND INDICATION OF JOB RESPONSIBILITY	START DATE	END DATE
Stefany Reed	Abstract Edge Web Solutions, LLC 4 West 22nd Street New York, NY 10010	Web Development	Vice President – Responsible for all business development.	2001	2003
	Behindthechair.com 40 South Prospect Roselle, IL 60172	Media and Technology	Vice President – Responsible for business and alliance development and launching salon community web site.	2000	2001
	Aveda Corporation 767 Fifth Avenue New York, NY 10153	Professional Hair Care Products	Global Sales Director, General Manager – Responsible for sales management of the company's New York businesses; also managed distributor relationships throughout North America and Europe.	1995	1999
Linda Gillette	The Wella Corporation 6109 DeSoto Avenue Woodland Hills, CA 91367	Professional Hair Care Products	Vice President, Salon Services, Wella, USA – Responsible for design, development and implementation of trade shows and related events, studios, marketing support and technical and product training	2001	2004
	Aveda Corporation 767 Fifth Avenue New York, NY 10153	Professional Hair Care Products	Director of Education, Aveda Services West – Responsible for education implemented in the field on a regional, district and in-salon level in the Western U.S.; Regional Sales Manager – Responsible for sales	2000	2001
	The Wella Corporation 6109 DeSoto Avenue Woodland Hills, CA 91367	Professional Hair Care Products	Manager, Sales Training, Key Account Manager, National Accounts, District Manager – Responsible for development of sales training curriculum field sales staff and distributor consultants; sales to key accounts and sales.	1996	2000
	Ed Wyse Beauty Supply 9598 1st Avenue NE Seattle, WA 98115	Distributor of Aveda Professional Hair Care Products	Director of Sales and Marketing, Regional Sales Manager – Responsible for all aspects of sales and marketing of Aveda products in the states of Washington and Oregon	1993	1996

Name	Entity Name/ Address	Description of Business	Position Held and Indication of Job Responsibility	Start Date	End Date
Lawrence Zilavy	Barnes & Noble, Inc. 122 Fifth Avenue New York, NY 10011	Retail – Book Sellers	CFO / Executive Vice President, Corporate Finance & Strategic Planning	2002	2004
	IBJ Whitehall Bank & Trust Company One State Street New York, New York 10004	Bank	Executive Vice President	1992	2001
	The Hain Celestial Group, Inc. 56 South Service Road Melville, New York 11747	Manufacturer and distributor of food products	Director	2002	Current
	St. Francis College 180 Remsen Street Brooklyn Heights, New York 11021	College	Trustee	2003	Current
Eugene Schneur	Omni New York LLC 575 Lexington Avenue New York, New York 10022	Real Estate Development	Managing Director—Manages the company's real estate development	2004	Current
	Brookhaven HDFC 575 Lexington Avenue New York, New York 10022	Real Estate Development	President—Manages the company's real estate development	2004	Current
	TC HDFC 575 Lexington Avenue New York, New York 10022	Real Estate Development	President—Manages the company's real estate development	2004	Current
	Olshan Grundman Frome Rosenzweig & Wolosky LLP Park Avenue Tower 65 East 55th Street New York, New York 10022	Law Firm	Associate	2000	2004

Involvement in Certain Legal Proceedings

No petition under the Bankruptcy Act, or any state insolvency law has been filed by or against Issuer, or its Officers, Directors, or other key personnel, and, a receiver, fiscal agent or similar officer has not been appointed by a court for the business or property of Issuer, or any such persons, or any partnership in which any of such persons was a general partner within the past five years, or any corporation or business association of which any such person was an executive officer within the past five years.

Duties of Advisor Grantees

The duties of Advisor Grantees include, but are not limited to, developing educational curriculum to be presented to Participating Salons by the SDMs and/or sales agents, evaluating and critiquing Issuer's preliminary new product submissions during their development, acting as advocates of Issuer to prospective Participating Salons, referring prospective Participating Salons to Issuer, and making special appearances at industry trade shows and events on behalf of Issuer. Advisor Grantees are individuals who are established salon industry leaders in the areas of beauty education, salon management, and hair cutting and styling techniques. Some Advisor Grantees may be either owners or employees of Participating Salons. Other Advisor Grantees have no direct affiliation with Participating Salons. Members of Issuer's Board of Advisors function as advisors to Issuer and are also involved in the promotion of Issuer's business objectives.

ITEM 9. Remuneration of Directors and Officers

NAME OF INDIVIDUAL	CAPACITIES IN WHICH REMUNERATION WAS RECEIVED	ANNUAL AGGREGATE REMUNERATION[1]
Nikos Mouyiaris	President, Chief Executive Officer and Director	$114,400
Robert Salem	Executive Vice President and Chief Strategic Officer	$226,800 [2]
Howard Friedensohn	Chief Operating Officer	$182,657 [3]
Stefany Reed	Vice President — Sales and Business Development	$142,884 [3]
All Officers as a group	N/A	$760,227

(1) From January 1, 2004 through December 31, 2004.

(2) Includes $16,800 automobile allowance.

(3) Includes $6,000 automobile allowance.

Issuer's Board evaluates and makes recommendations as to annual remuneration for each Officer of Issuer, other than for Mr. Mouyiaris, Ms. Novick and Mr. Weinstock whose salaries are determined by Mana. Issuer reimburses Mana at such Officer's Mana salary for the time spent by each Officer in the performance of his or her duties as an Officer of Issuer. None of the Officers of Issuer, other than Mr. Friedensohn, have an employment agreement with Issuer. Pursuant to Mr. Friedensohn's employment agreement, in the event that Mr. Friedensohn is terminated without cause he is entitled to receive six months severance at his then current base salary.

ITEM 10. Security Ownership of Management and Certain Security Holders

Title of Class	Name and Address of Owner	Amount Owned Before the Offering	Aggregate Percent of Class Before the Offering	Amount Owned After the Offering	Aggregate Percent of Class After the Offering(3)	Aggregate Percent of Class After the Offering(4)
Common Stock	Nikos Mouyiaris 32–02 Queens Blvd. Long Island City, NY 11101	12,888,020	89.36%	12,888,020	69.96%	86.95%
Common Stock	Barbara Novick 32–02 Queens Blvd. Long Island City, NY 11101	50,000(1)	.35%	50,000 (1)	.27%	.33%
Common Stock	Lawrence Weinstock 32–02 Queens Blvd. Long Island City, NY 11101	15,000(1)	.10%	15,000 (1)	.08%	.10%
Common Stock	Howard Friedensohn 32–02 Queens Blvd. Long Island City, NY 11101	269,413(2)	1.87%	269,413 (2)	1.46%	1.82%
Common Stock	Robert Salem 32–02 Queens Blvd. Long Island City, NY 11101	802,298(1)	5.56%	802,298 (1)	4.36%	5.41%
Common Stock	Stefany Reed 32–02 Queens Blvd. Long Island City, NY 11101	20,000(1)	.14%	20,000 (1)	.11%	.14%
Common Stock	Lawrence Zilavy 32-02 Queens Blvd. Long Island City, NY 11101	20,000(1)	.14%	20,000 (1)	.11%	.14%
Common Stock	Eugene Schneur 32-02 Queens Blvd. Long Island City, NY 11101	20,000(1)	.14%	20,000 (1)	.11%	.14%
Common Stock	Officers and Directors as a Group	14,084,731	97.63%	14,084,731	76.46%	95.03%
Series A Preferred Stock	Nikos Mouyiaris 32-02 Queens Blvd. Long Island City, NY 11101	5,000	100%	5,000	100%	100%

(1) Common Stock subject to Issuer's 2003 Restricted Stock Plan.
(2) Includes 236,633 shares of Common Stock subject to Issuer's 2003 Restricted Stock Plan.
(3) Assuming all Options are granted, fully vested and exercised and there are no other equity transactions involving Issuer.
(4) Assuming 10% of the Options are granted, fully vested and exercised and there are no other equity transactions involving Issuer.

ITEM 11. Interest of Management and Others in Certain Transactions

There were $1,000,769 worth of related transactions between Issuer and Mana from Issuer's inception through December 31, 2003 and $2,046,911 worth of related transactions between Issuer and Mana for the twelve months ended December 31, 2004. These amounts include $49,101 in 2003 and $381,417 in 2004 for finished goods inventory purchased by Issuer from Mana in accordance with the Supply Agreement. In addition, Issuer incurred $185 in 2003 and $1,782 in 2004 for licensing fees in accordance with the License Agreement related to the use of certain bottle and cap molds. Issuer also purchased for $675,000 in 2003 and $986,000 in 2004 certain logistical, administrative and other services from Mana (which included Issuer's salaries (as reimbursed to Mana) for Mr. Mouyiaris, Ms. Novick and Mr. Weinstock) which were provided on an as needed basis. Such services included product and creative development, information processing, warehousing, distribution, accounting, administrative and occupancy expenses (see ITEM 6, DESCRIPTION OF BUSINESS –

PRODUCTS AND BUSINESS METHODS; DISTRIBUTION, SALES, TRAINING AND EDUCATION; TECHNOLOGY; OPERATIONS, RESEARCH & DEVELOPMENT, LOCATIONS AND FACILITIES" FOR FURTHER DESCRIPTIONS OF THESE ARRANGEMENTS). The charges for these services were billed at Mana's actual personnel and other costs incurred to provide such services. Mana also paid a net of $276,483 in 2003 and $677,712 in 2004 for additional expenses on behalf of Issuer. At December 31, 2004, Issuer owed Mana $238,067 for the remaining portion of these purchases and services that had not yet been paid. Such amount was paid during the first quarter of 2005.

Mr. Mouyiaris is the majority stockholder, President, Chief Executive Officer and a Director of both Issuer and Mana, an affiliate of Issuer. (Mr. Mouyiaris is a 92% owner of Mana and his wife owns the other 8%.) Ms. Novick is the Secretary, Treasurer and a Director of Issuer and is also the Executive Vice President of Administration and a Director of Mana. Mr. Weinstock is the Chief Financial Officer of Issuer and is also the Vice President of Finance of Mana.

Currently, substantially all of the Profound® products are supplied to Issuer pursuant to the Supply Agreement. Under the Supply Agreement (which is for an initial term of five years and automatically renews for one year terms thereafter, unless terminated by either party) Mana agrees to exclusively produce Profound® products for Issuer, based on purchase orders submitted by Issuer. Under the Supply Agreement, Issuer shall take possession of the products once they are produced, and Issuer shall pay for all shipping fees and taxes associated with shipment of the Profound® products to Issuer's customers. Mana has developed, evaluated, and tested the Profound® products (i.e. shampoos, conditioners, treatments, hair styling and finishing products) which it manufactures and sells to Issuer. Issuer is not obligated to obtain all of its products solely from Mana. Issuer may contract with other manufacturers in addition to Mana to obtain products to meet its sales requirements. The purchase price for the Profound® products is charged by Mana to Issuer based on Mana's cost plus an agreed upon arm's length margin. Issuer presently purchases substantially all of its inventory requirements from Mana. Mana manufactures most products sold by Issuer to Participating Salons, however, Mana has contracted with other manufacturers to make aerosol spray products and scented candles to meet Issuer's needs.

Issuer entered into the License Agreement for the Licenses. The License Agreement is for an initial term of five years and is renewable annually (upon the mutual consent of Issuer and Mana) for additional one year terms. As consideration for the Licenses, Issuer pays Mana a royalty of 0.5% of Issuer's net sales.

Issuer entered into the Trademark License Agreement, pursuant to which certain trademarks not currently owned by Issuer have been exclusively licensed by Mana to Issuer. Also pursuant to the Trademark License Agreement, Issuer obtained the right to acquire ownership of such marks for nominal consideration under the terms and conditions set forth therein.

Issuer has entered into the Sublicense Agreement with Mana to use a certain patent pending aerosol delivery methodology for certain of its products. The Sublicense Agreement allows the Issuer to use the methodology in the salon market for ten years beginning September 1, 2004. Per the Sublicense Agreement, Issuer pays royalties to Mana ranging from 1.5% to 5.0% of Issuer's net sales of the products using the licensed methodology over the term of the agreement.

In 2005, two independent Directors were added to the Issuer's Board of Directors.

On March 30, 2005, Mr. Mouyiaris purchased 5,000 shares of Series A Preferred Stock with a liquidation value of $1,000 per share. Such issuance was unanimously approved by the Issuer's independent, disinterested Directors.

All ongoing and future affiliated transactions will be made or entered into on terms that are no less favorable to Issuer than those that can be obtained from unaffiliated third parties and all ongoing and future affiliated transactions and any forgiveness of loans, must be approved by a majority of the independent, disinterested members of the Issuer's board who had access to Issuer's or independent counsel.

ITEM 12. Securities Being Offered

4,000,000 Options to purchase 4,000,000 shares of Issuer's Common Stock at an exercise price of $0.10 per share.

4,000,000 shares of Issuer's Common Stock reserved for issuance upon the exercise of the Options.

THE OPTIONS

Issuer has granted and intends to periodically grant Options to Advisor Grantees and to Salon Grantees. Grants made to Advisor Grantees will vest over a five (5) year period (with 20% of each such Advisor Grantee's Options vesting on the anniversary of the date of grant for five (5) consecutive years) and be subject to each Advisor Grantee's continued participation on Issuer's Board of Advisors. Grants made to Salon Grantees shall vest fully (100%) on the two (2) year anniversary of the grant of such Options, subject to each Salon Grantee's continued employment or consultancy with his or her respective Participating Salon and such Participating Salon's continued relationship with Issuer. All grants of the Options have been and will be offered on behalf of Issuer by Mr. Mouyiaris or Mr. Friedensohn. The Options, if vested, may be exercised at any time prior to ten years or such other shorter period of time as stated in the grant from the date of grant; thereafter the Options will automatically terminate. The termination of an Advisor Grantee's participation on Issuer's Board of Advisors, or the termination of a Salon Grantee's employment or consultancy with his or her respective Participating Salon or a salon ceasing to be a Participating Salon, will not affect previously vested and unexercised Options, other than that such Options must be exercised within ninety (90) days after a Liquidity Event (as such term is defined in the Plan).

Options to purchase up to 3,700,000 shares of Common Stock may be granted at Issuer's sole discretion to Salon Grantees. Options first may be granted to Salon Grantees once their affiliated salon becomes a Participating Salon. Additional Options also may be granted periodically thereafter at Issuer's sole discretion to Salon Grantees based on Issuer's assessment of the contributions such Salon Grantees have made toward the growth of the Profound® brand.

Options to purchase up to 300,000 shares of Common Stock may be granted at Issuer's sole discretion to Advisor Grantees. Options first may be granted to Advisor Grantees when they begin performing their duties (see Item 8 – Duties of Advisor Grantees). Additional Options also may be granted periodically thereafter at Issuer's sole discretion to Advisor Grantees based on Issuer's assessment of the contribution such Advisor Grantees have made toward the growth of the Profound® brand.

Pursuant to the terms of the Plan, the Options granted pursuant to this offering are not transferable. Additionally, pursuant to the terms of the Plan, shares of Common Stock issued upon the exercise of the Options may not be transferred until the earlier of December 31, 2008 or a Liquidity Event (as such term is defined in the Plan).

DESCRIPTION OF ISSUER'S STOCK

The authorized capital stock of Issuer consists of 40,000,000 shares of Common Stock, \$.001 par value, and 10,000,000 shares of Preferred Stock \$.001 par value.

The following summary of certain terms of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of Issuer's Certificate of Incorporation and By-Laws, which are included as exhibits to this offering and the provisions of applicable law.

COMMON STOCK

Currently, there are 14,421,931 shares of Common Stock outstanding owned by 31 stockholders of record. Of the 14,421,931 shares of Common Stock outstanding, 1,421,931 shares were issued pursuant to Issuer's 2003 Restricted Stock Plan. Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore. In the event of a liquidation, dissolution or winding up of Issuer, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Stock. Holders of Common Stock have no right to convert their Common Stock into any other securities. The Common Stock has no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

The Board has the authority, without further action by the stockholders, to issue up 10,000,000 shares of Preferred Stock (of which 10,000 shares have been designated as Series A Preferred Stock) in one or more series and to fix the rights, preferences, privileges, and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of Issuer. Additionally, shares of Preferred Stock may have preferred (senior) dividend rights with respect to the Common Stock. Currently, 5,000 shares of Series A Preferred Stock are issued and outstanding. The terms and conditions of the Series A Preferred Stock are as follows:

Liquidation Preference. Upon a liquidation of Issuer (including a sale by Issuer of all or substantially all of its assets or a merger or consolidation of Issuer with another company where Issuer is not the surviving entity), the assets of Issuer available for distribution to the stockholders of Issuer (after payment or provision for liabilities of Issuer), whether from capital, surplus or earnings, shall be distributed in the following order of priority: (i) the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution to the holders of any Junior Securities (as defined below) of Issuer, an amount (the "Liquidation Amount") equal to (a) \$1,000 for each share of Series A Preferred Stock then outstanding, plus (b) an amount equal to all accrued and unpaid dividends on the Series A Preferred Stock and (ii) the remaining assets of Issuer available for distribution, if any, to the stockholders of Issuer shall be distributed pro rata to the holders of issued and outstanding shares of Common Stock.

Ranking. The Series A Preferred Stock will rank senior to all classes and series of capital stock of Issuer now existing or hereinafter authorized, issued or outstanding, including, without limitation, the Common Stock, and any other classes and series of capital stock of Issuer now or hereinafter authorized, issued or outstanding (collectively, "Junior Securities").

Dividends. The holders of the Series A Preferred Stock shall be entitled to receive a dividend payable in cash or in kind with respect thereto if, as and when declared by the Board of Directors, out of assets of Issuer legally available for payment thereof. The dividends on the Series A Preferred Stock shall be senior in all respects to the dividend rights of all holders of Junior Securities.

Redemption. Issuer may redeem, in whole or in part, the Series A Preferred Stock at any time solely for cash and upon notice, in an amount equal to the Liquidation Amount.

Voting. Unless otherwise required by law, the holders of the Series A Preferred Stock shall vote as a separate class on all matters that adversely impact the rights, value, ranking or preferences of the Series A Preferred Stock. In addition, Issuer may not take certain actions without the affirmative consent or approval of the holder of at least two-thirds of the shares of Series A Preferred Stock then outstanding, including an amendment to Issuer's Certificate of Incorporation or By-laws, a sale or merger of Issuer, the declaration of a dividend or an acquisition in excess of $1,000,000.

Conversion. The Series A Preferred Stock is not convertible into Common Stock

Profound Beauty Inc.

(A Development Stage Enterprise)

Financial Statements as of
December 31, 2004 and 2003 and for the Year Ended December 31, 2004, the Period January 30, 2003 (Inception) to December 31, 2003 and the Period January 30, 2003 (Inception) to December 31, 2004 and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Profound Beauty Inc.

We have audited the accompanying balance sheets of Profound Beauty Inc. (a Delaware corporation), a development stage enterprise, as of December 31, 2004 and 2003, and the related statements of operations, cash flows and stockholders' equity for the year ended December 31, 2004, the period January 30, 2003 (Inception) to December 31, 2003 and the period January 30, 2003 (Inception) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Profound Beauty Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the year ended December 31, 2004, the period January 30, 2003 (Inception) to December 31, 2003 and the period January 30, 2003 (Inception) to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

New York, New York

April 15, 2005

PROFOUND BEAUTY INC.
(A Development Stage Enterprise)

BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

ASSETS	2004	2003
CURRENT ASSETS:		
Cash and cash equivalents	$ 267,062	$ 930,634
Accounts receivable—net	-	1,783
Inventory—net	123,157	25,805
Prepaid expenses and other current assets	150,098	266,226
Total current assets	540,317	1,224,448
PROPERTY, PLANT AND EQUIPMENT—Net	141,761	34,416
OTHER ASSETS	125,736	163,167
TOTAL	$ 807,814	$ 1,422,031

LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 214,347	$ 352,914
Accrued expenses	138,006	68,260
Accrued income taxes	10,000	508
Due to affiliate	238,067	280,790
Total current liabilities	600,420	702,472
STOCKHOLDERS' EQUITY:		
Preferred stock, $.001 par value—10,000,000 shares authorized; none issued and outstanding		
Common stock, $.001 par value—40,000,000 shares authorized; 14,634,000 and 15,261,000 shares issued and outstanding at December 31, 2004 and 2003, respectively	14,634	15,261
Additional paid-in capital	8,499,386	3,517,569
Accumulated deficit during the development stage	(8,306,626)	(2,813,271)
Total stockholders' equity	207,394	719,559
TOTAL	$ 807,814	$ 1,422,031

See notes to financial statements.

PROFOUND BEAUTY INC.
(A Development Stage Enterprise)

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004, THE PERIOD JANUARY 30, 2003 (INCEPTION) TO DECEMBER 31, 2003 AND THE PERIOD JANUARY 30, 2003 (INCEPTION) TO DECEMBER 31, 2004

	Year Ended December 31, 2004	January 30, 2003 (Inception) to December 31, 2003	January 30, 2003 (Inception) to December 31, 2004
NET SALES	$ 337,106	$ 37,101	$ 374,207
COST OF SALES	199,262	34,597	233,859
GROSS PROFIT	137,844	2,504	140,348
OPERATING EXPENSES	5,624,005	2,814,980	8,438,985
OPERATING LOSS	(5,486,161)	(2,812,476)	(8,298,637)
INTEREST INCOME	3,174	1,181	4,355
LOSS BEFORE PROVISION FOR INCOME TAXES	(5,482,987)	(2,811,295)	(8,294,282)
PROVISION FOR INCOME TAXES	10,368	1,976	12,344
NET LOSS	$ (5,493,355)	$ (2,813,271)	$ (8,306,626)
BASIC AND DILUTED LOSS PER COMMON SHARE	$ (0.37)	$ (0.22)	$ (0.60)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTING BASIC AND DILUTED LOSS PER COMMON SHARE	14,738,902	12,963,183	13,888,985

See notes to financial statements.

PROFOUND BEAUTY INC.
(A Development Stage Enterprise)

STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004, THE PERIOD JANUARY 30, 2003 (INCEPTION) TO DECEMBER 31, 2003 AND THE PERIOD JANUARY 30, 2003 (INCEPTION) TO DECEMBER 31, 2004

	Year Ended December 31, 2004	January 30, 2003 (Inception) to December 31, 2003	January 30, 2003 (Inception) to December 31, 2004
CASH FLOWS USED FOR OPERATING ACTIVITIES:			
Net loss	$ (5,493,355)	$ (2,813,271)	$ (8,306,626)
Adjustments to reconcile net loss to net cash flows used for operating activities:			
Depreciation	31,002	5,442	36,444
Amortization	63,775	-	63,775
Non cash compensation expense	(18,810)	67,830	49,020
Changes in operating assets and liabilities:			
Decrease (increase) in accounts receivable	1,783	(1,783)	-
Increase in inventory	(97,352)	(25,805)	(123,157)
Decrease (increase) in prepaid expenses and other current assets	116,128	(266,226)	(150,098)
Increase in other assets	(26,344)	(163,167)	(189,511)
(Decrease) increase in accounts payable	(138,567)	352,914	214,347
Increase in accrued expenses	69,746	68,260	138,006
Increase in accrued income taxes	9,492	508	10,000
(Decrease) increase in due to affiliate	(42,723)	280,790	238,067
Net cash flows used for operating activities	(5,525,225)	(2,494,508)	(8,019,733)
CASH FLOWS USED FOR INVESTING ACTIVITIES:			
Fixed asset acquisitions	(138,347)	(39,858)	(178,205)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock	-	65,000	65,000
Proceeds from contribution of additional paid-in capital	5,000,000	3,400,000	8,400,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	(663,572)	930,634	267,062
CASH AND CASH EQUIVALENTS—Beginning of period	930,634	-	-
CASH AND CASH EQUIVALENTS—End of period	$ 267,062	$ 930,634	$ 267,062

See notes to financial statements.

PROFOUND BEAUTY INC.
(A Development Stage Enterprise)

STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM JANUARY 30, 2003 (INCEPTION) TO DECEMBER 31, 2004

	Common Stock		Paid - In	Accumulated Deficit During the	Stockholder Equity Accumulated During the
	Shares	Amount	Capital	Development Stage	Development Stage
BALANCE— January 30, 2003	-	$ -	$ -	$ -	$ -
Issuance of common stock	13,000,000	13,000	52,000	-	65,000
Additional paid-in capital	-	-	3,400,000	-	3,400,000
Issuance of restricted stock	2,261,000	2,261	65,569	-	67,830
Net loss	-	-	-	(2,813,271)	(2,813,271)
BALANCE—December 31, 2003	15,261,000	15,261	3,517,569	(2,813,271)	719,559
Additional paid-in capital	-	-	5,000,000	-	5,000,000
Forfeitures of restricted stock	(627,000)	(627)	(18,183)	-	(18,810)
Net loss	-	-	-	(5,493,355)	(5,493,355)
BALANCE—December 31, 2004	14,634,000	$ 14,634	$8,499,386	$ (8,306,626)	$ 207,394

See notes to financial statements.

PROFOUND BEAUTY INC. (A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004, THE PERIOD JANUARY 30, 2003 (INCEPTION) TO DECEMBER 31, 2003 AND THE PERIOD JANUARY 31, 2003 (INCEPTION) TO DECEMBER 31, 2004

1. BUSINESS AND ORGANIZATION

Profound Beauty Inc. (the "Company"), a Delaware corporation, was formed on November 18, 2003. On November 21, 2003, the Company, which had no operations to that date, was merged with Profound Beauty Inc., a New York corporation (the "Predecessor"). The Predecessor was formed on January 30, 2003 ("Inception"). The merger was recorded as a capital transaction, as the entities were under common control. The accompanying financial statements present the financial results of the Predecessor from Inception to November 21, 2003, and the results of the Company from November 21, 2003 to December 31, 2003 and for the year ended December 31, 2004.

The Company markets and distributes professional hair care products to prestige beauty salons ("Participating Salons") in the United States. Through a program of educating its Participating Salons in the use of its patent pending business methods, the Company expects these Participating Salons to expand their sales of beauty services and products, thereby, increasing sales of the Company's products. Since Inception, the Company and the Predecessor have been a developmental stage enterprise, with its primary activities directed to creating its brand identity and educational programs, finalizing the development of its product line and establishing itself in the market place as a highly regarded hair care products marketer. There can be no assurance that the Company's products will be accepted in the market place. The Company has generated losses since Inception and is dependent on funding from the primary shareholder or other sources (see Note 9).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States. These statements include all adjustments (consisting of normal recurring accruals) that management considers necessary to present fair statements of financial position, operations, cash flows, and stockholders' equity.

Cash and Cash Equivalents—Cash and cash equivalents consist of unrestricted deposits with banks and highly liquid investments purchased with an original maturity of three months or less.

Inventory — Inventory is stated at lower of cost (weighted average) or market value.

Prepaid Expenses and Other Current Assets—Prepaid expenses and other current assets primarily consist of deposit payments made for trade shows occurring after the end of the year and for the development of promotional and marketing materials, completed after the end of the year.

Property, Plant and Equipment—Property, plant and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets, ranging from three to five years.

Long Lived Assets—The Company records its long-lived assets at cost. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment of Long Lived*

Assets, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Furthermore, the assets are evaluated for continuing value and proper useful lives using the expected future cash flows (undiscounted). If an impairment exists, measurement of any impairment would include a comparison of estimated discounted future cash flows anticipated to be generated during the remaining life of the asset to the net carrying value of the asset. Management is not aware of any events or changes in circumstances that would necessitate a review of any long lived assets as of December 31, 2004.

Other Assets—Other assets consist primarily of payments to a consulting firm for software being developed for the Company. This software will result in the creation of a combined sales order processing and data accumulation system necessary to facilitate the selection of products being ordered by the salon clients. The consulting firm is developing the design, programs and technical specifications and writing the programming code. In accordance with Statement of Position 98-1 of the Accounting Standards Executive Committee, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,* these costs meet the criteria for capitalization of software for internal use. The costs will be written off over the estimated useful life of the software once the development stage is completed. The Company has also included in other assets, certain operating software purchased from an outside vendor, which is being amortized over a three year period. Amortization expense for the year ended December 31, 2004 and for the period from Inception to December 31, 2003 was $63,775 and $0, respectively. Accumulated amortization at December 31, 2004 and December 31, 2003 was $63,775 and $0, respectively.

Accounts Payable and Accrued Expenses—Accounts payable and accrued expenses consist primarily of balances due trade creditors, arising in the normal course of business.

Revenue Recognition—The Company sells professional hair care products to its customers, only upon execution of a supply agreement between the Company and the Participating Salon, and receipt by the Company of a valid credit card number. The agreement identifies the products available. Prices charged customers are based on established price lists. All products are shipped FOB shipping point from the Company's warehouse location with title passing to the customer at the warehouse location. The Company recognizes revenue at the time the product is shipped to the customer, net of a provision for returns and other sales credits estimated by management. At the time of shipment, or shortly thereafter, the Company charges the customer's credit card.

The Company offers both a points program and discounts as incentives for customers to purchase its products. Under the points program, customers are awarded points based on the amount of purchases from the Company. These points can then be used by the customer to obtain free products or other services from the Company. In accordance with EITF No. 00-22, *Accounting for "Points" and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future*, considering the value of these points in relation to the value of the transactions necessary to earn the awards, the estimated cost to the Company of these points is accrued as a component of cost of sales at the time of the related sale. Discounts are recorded as reductions to revenue at the time of sale in accordance with EITF No. 01-9, *Accounting for Consideration Given by a Vendor to a Customer.*

Income Taxes—Income taxes are recorded in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS No. 109"). SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and the tax basis of assets and liabilities using currently enacted tax rates.

Fair Value of Financial Instruments—The carrying amounts of cash and cash equivalents and of accounts payable approximate fair value due to the short-term maturity of these instruments.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss Per Share—In accordance with SFAS No. 128, *Earnings Per Share*, basic loss per common share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated by adjusting weighted average outstanding shares, assuming conversion of all potentially dilutive stock options and awards. No diluted net loss per share is presented, as there were no contingently issuable shares at December 31, 2004 or 2003, and no preferred stock outstanding.

Equity Instruments—In accordance with SFAS No. 123, *Accounting for Stock-Based Compensation,* the fair value of restricted stock granted to employees and consutants for services provided is recorded as an expense and as an increase in stockholders'equity in the period in which such services are provided (see Note 7).

3. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following as of December 31:

	2004	2003
Machinery and equipment	$ 87,520	$ 18,010
Computer equipment	90,491	21,848
Subtotal	178,011	39,858
Less–accumulated depreciation	(36,250)	(5,442)
Total	$141,761	$ 34,416

Depreciation expense for the years ended December 31, 2004 and for the period from Inception to December 31, 2003, was $31,002 and $5,442, respectively.

4. OPERATING EXPENSES

Operating expenses consist of the following major components:

	2004	2003
Advertising, marketing and development	$1,950,090	$1,238,144
Selling	1,715,988	385,670
Distribution	148,761	43,544
General and administrative	1,809,166	1,147,622
Total	$5,624,005	$2,814,980

5. RELATED PARTY TRANSACTIONS

The Company purchases hair care products from Mana Products, Inc. ("Mana"), a company substantially owned by the Company's majority stockholder, in accordance with a supply agreement between the parties. The Company also purchases from Mana, on an as needed basis, certain logistical and administrative services and office & warehouse space. For the year ended December 31, 2004, the Company made purchases of $381,417 of hair care products and $986,000 of services from Mana. For the period from Inception to December 31, 2003, the Company made purchases of $49,101 of hair care products and $675,000 of services from Mana. At December 31, 2004, the Company owed Mana $238,067 for the remaining portion of these purchases and services that had not yet been paid. This amount was paid in 2005.

6. INCOME TAXES

The Company's provision for taxes for the year ended December 31, 2004 and for the period from Inception to December 31, 2003 consists of current state and local provisions. There are no significant differences between the book basis and the tax basis of assets and liabilities at December 31, 2004 and 2003. The benefit arising from the current operating loss has been fully reserved due to uncertainties concerning its realization. The cumulative net operating loss carryforward, which expires by the year 2024, is approximately $2,600,000 as of December 31, 2004.

7. STOCKHOLDERS' EQUITY

The Company has issued 13,000,000 shares of common stock from Inception to December 31, 2004 for $65,000 cash. No other form of consideration was received for this stock. Additional paid-in capital of $5,000,000 and $3,400,000 was also contributed by the majority stockholder for the year ended December 31, 2004 and for the period from Inception to December 31, 2003, respectively.

The Company is authorized to issue up to 10,000,000 shares of preferred stock in one or more series, each to be distinctly designated with its individual rights and privileges. As of December 31, 2004, no such preferred stock has been issued or designated (see Note 9).

In October, 2003, the Company adopted the 2003 Restricted Stock Plan (the "Restricted Stock Plan") which authorized the granting of up to 3,000,000 restricted shares of the Company's common stock ("Restricted Stock"). The shares subject to the Restricted Stock Plan consist of unissued shares, treasury shares or previously issued shares, and such shares have been reserved for this purpose. The shares have restrictions on their transferability and are forfeitable until the terms of their grants have been satisfied. In December, 2003, the Company granted and issued 2,261,000 shares of restricted stock under the Restricted Stock Plan for services provided to the Company by employees and consultants and to the employees and consultants of Mana. The estimated fair value of these shares at the time of grant was $67,830, which has been recorded within operating expenses in the accompanying financial statements. During the year ended December 31, 2004, 627,000 of these shares were forfeited due to terminations of employment and consulting agreements, and no additional shares were issued (see Note 9).

In December, 2003, the Company adopted the 2003 Profound Incentive Equity (PIE) Stock Option Plan which authorized the granting of options for the purchase of up to 4,000,000 shares of the Company's common stock. Options will vest over periods ranging up to 5 years. Options will have a maximum term of 10 years. As of December 31, 2004, no such options have been granted (see Note 9).

On May 18, 2004, the United States Securities and Exchange Commission declared effective the Company's Regulation A Offering Statement registering both stock options to purchase 4,000,000 shares of the Company's common stock and 4,000,000 shares of the Company's common stock that the Company has reserved for issuance in connection with the PIE Stock Option Plan.

8. LOSS PER SHARE

Basic net loss per share for the year ended December 31, 2004 and for the period from Inception to December 31, 2003, is computed by dividing net loss by the weighted average number of common shares outstanding. No diluted net loss per share is presented, as there were no contingently issuable shares at December 31, 2004 and 2003, and no preferred stock outstanding.

	2004	2003
Net loss	$ (5,493,355)	$ (2,813,271)
Weighted average shares outstanding	14,738,902	12,963,183
Basic net loss per share	$ (0.37)	$ (0.22)

9. SUBSEQUENT EVENTS

In January, 2005, the Company granted options for the purchase of 33,500 shares of the Company's common stock under the terms of the 2003 PIE Stock Option Plan, as Amended and Restated as of January 3, 2005. Of these grants, options to purchase 8,500 shares will vest in two years from the date of grant, and options to purchase 25,000 shares will vest ratably and annually over a 5 year period from the date of grant.

In March, 2005, the Company designated 10,000 shares of preferred stock, par value $.001, liquidation value $1,000, as Series A Preferred Stock ("Preferred Stock"). Subsequently in March, 2005, the majority stockholder invested $5,000,000 in the Company and received 5,000 shares of Preferred Stock.

In connection with the March, 2005, issuance of the Preferred Stock, two grantees who had previously received Restricted Stock forfeited an aggregate 252,069 shares of their Restricted Stock.

In March, 2005, the Company issued 40,000 shares of restricted stock under the Restricted Stock Plan to two outside directors.

* * * * * *

PART III — EXHIBITS

ITEM 1. Index to Exhibits

(1) The Articles of Incorporation and By-Laws of the Company*

(2) Amended and Restated 2003 Profound Incentive Equity (PIE) Stock Option Plan***

(3) Form of 2003 Profound Incentive Equity (PIE) Award Agreement — Salon Grantees*

(4) Form of 2003 Profound Incentive Equity (PIE) Award Agreement — Advisor Grantees*

(5) Merger Documents*

(6) Issuer's 2003 Restricted Stock Plan*

(7) Form of Restricted Stock Agreement*

(8) Form of the Salon Supply Agreement***

(9) License Agreement*

(10) Supply Agreement**

(11) Valuation Letter***

(12) Legal Opinion*

(13) Howard Friedensohn's Employment Agreement*

(14) Trademark License Agreement*

(15) Consent of Independent Registered Public Accounting Firm***

(16) Series A Preferred Stock Certificate of Designation***

(17) Sublicense Agreement***

(18) Robert Salem's Amended Restricted Stock Agreement***

(19) Howard Friedensohn's Amended Restricted Stock Agreement***

ITEM 2. Description of Exhibits

(1) The Articles of Incorporation and By-Laws of Issuer.*

(2) Amended and Restated 2003 Profound Incentive Equity (PIE) Stock Option Plan.***

(3) Form of the 2003 Profound Incentive Equity (PIE) Award Agreement for employees and consultants of the Participating Salons (the "Salon Grantees").*

(4) Form of the 2003 Profound Incentive Equity (PIE) Award Agreement for members of Issuer's Board of Advisors (the "Advisor Grantees").*

(5) Merger documents whereby NY Profound is merged with Issuer, with Issuer becoming the surviving entity (collectively the "Merger Documents").*

(6) Issuer's 2003 Restricted Stock Plan.*

(7) Form of the Restricted Stock Agreement executed by participants in Issuer's 2003 Restricted Stock Plan (the "Restricted Stock Agreement").*

---

* Previously Filed

** Filed with Confidential Portions Omitted

*** Filed Herewith

(8) Form of the Salon Supply Agreement executed by and between Issuer and the Participating Salons (the "Salon Supply Agreement").***

(9) License Agreement, by and between Issuer and Mana, dated as of August 1, 2003 (the "License Agreement").*

(10) Supply Agreement, by and between Issuer and Mana, dated as of August 1, 2003 (the "Supply Agreement").**

(11) Valuation letter issued by Willamette Management Associates, dated February 18, 2005, appraising the Options.***

(12) Legal Opinion of Olshan Grundman Frome Rosenzweig & Wolosky LLP, counsel to the Company (the "Legal Opinion").*

(13) Howard Friedensohn's Employment Agreement, by and between Issuer and Howard Friedensohn, dated January 2, 2004 (the "Friedensohn Agreement").*

(14) Trademark License Agreement, by and between Issuer and Mana, dated as of March 10, 2004, (the "Trademark License Agreement").*

(15) Consent of the Independent Registered Public Accounting Firm ***

(16) Series A Preferred Stock Certificate of Designation, Powers, Preferences and other Rights and Qualifications of Series A Preferred Stock (the "Series A Preferred Stock Certificate of Designation")***

(17) Sublicense Agreement, by and between Issuer and Mana, effective September 1, 2004 (the "Sublicense Agreement")***

(18) Amendment to Issuer's Restricted Stock Agreement, by and between Issuer and Howard Friedensohn, dated December 23, 2003, effective January 1, 2005 ("Howard Friedensohn's Amended Restricted Stock Agreement").****

(19) Amendment to Issuer's Restricted Stock Agreement, by and between Issuer and Robert Salem, dated December 23, 2003, effective January 1, 2005 ("Robert Salem's Amended Restricted Stock Agreement").***

49

SIGNATURES

Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of New York, on April 22, 2005.

PROFOUND BEAUTY INC.

By:______________________________
Name: Nikos Mouyiaris
Title: Chief Executive Officer and Director

By:______________________________
Name: Lawrence Weinstock
Title: Chief Financial Officer

By:______________________________
Name: Barbara Novick
Title: Secretary, Treasurer and Director

By:______________________________
Name: Howard Friedensohn
Title: Chief Operating Officer

By:______________________________
Name: Lawrence Zilavy
Title: Director

By:______________________________
Name: Eugene Schneur
Title: Director

SIGNATURES

Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of New York, on April 22, 2005.

PROFOUND BEAUTY INC.

By:____________________________
Name: Nikos Mouyiaris
Title: Chief Executive Officer and Director

By:____________________________
Name: Lawrence Weinstock
Title: Chief Financial Officer

By:____________________________
Name: Barbara Novick
Title: Secretary, Treasurer and Director

By:____________________________
Name: Howard Friedensohn
Title: Chief Operating Officer

By:____________________________
Name: Lawrence Zilavy
Title: Director

By:____________________________
Name: Eugene Schneur
Title: Director

PROFOUND BEAUTY INC.

AMENDED AND RESTATED 2003 PROFOUND INCENTIVE EQUITY (PIE) STOCK OPTION PLAN

1. Purpose of the Plan.

This 2003 Profound Incentive Equity (PIE) Stock Option Plan (the "PIE Plan") is intended as an incentive, to retain and attract individuals that are or will be involved in the development and growth of Profound Beauty Inc., a Delaware corporation (the "Company"). Options granted pursuant to the PIE Plan shall be nonqualified stock options (the "Options").

It is intended that the grant of Options be exempt from registration pursuant to Regulation A of the Securities Act of 1933, as amended ("Regulation A"). In all cases, the terms, provisions, conditions and limitations of the PIE Plan shall be construed and interpreted consistent with the Company's intent as stated in this Section 1.

2. Administration of the PIE Plan.

The Board of Directors of the Company (the "Board") shall appoint and maintain as administrator of the PIE Plan a committee (the "Committee") consisting of two or more members. The Committee, subject to Sections 3 and 5 hereof, shall have full power and authority to designate recipients of Options, to determine the terms and conditions of respective Option agreements (which need not be identical) and to interpret the provisions and supervise the administration of the PIE Plan.

Subject to the provisions of the PIE Plan, the Committee shall interpret the PIE Plan and all Options granted under the PIE Plan, shall make such rules as it deems necessary for the proper administration of the PIE Plan, shall make all other determinations necessary or advisable for the administration of the PIE Plan and shall correct any defects or supply any omission or reconcile any inconsistency in the PIE Plan or in any Options granted under the PIE Plan in the manner and to the extent that the Committee deems desirable to carry into effect the PIE Plan or any Options. The act or determination of a majority of the Committee shall be the act or determination of the Committee and any decision reduced to writing and signed by all of the members of the Committee shall be fully effective as if it had been made by a majority at a meeting duly held. Subject to the provisions of the PIE Plan, any action taken or determination made by the Committee pursuant to this and the other Sections of the PIE Plan shall be conclusive on all parties.

In the event that for any reason the Committee is unable to act or if there shall be no such Committee, then the PIE Plan shall be administered by the Board, and references herein to the Committee (except in the proviso to this sentence) shall be deemed to be references to the Board.

3. Designation of Grantees.

The persons eligible for participation in the PIE Plan as recipients of Options (each an "Grantee" and collectively the "Grantees") shall include employees, directors, independent contractors and owners (each a "Salon Grantee" and collectively the "Salon Grantees") of salons (individually a "Participating Salon") that enter into a salon supply agreement with the Company for the distribution of the Company's products (the "Salon Supply Agreement"), or members (each an "Advisor Grantee" and collectively the "Advisor Grantees") of the Company's Board of Advisors (the "Board of Advisors"). In selecting Grantees, and in determining the number of shares to be covered by each Option granted to Grantees, the Committee may consider any factors it deems relevant, including without limitation, the position held by the Grantee with the Participating Salon, the Grantee's relationship to the Company and/or the Participating Salon, the Grantee's degree of responsibility for and contribution to the growth and success of the Company, the Grantee's length of association with the Company and the Grantee's potential to contribute to the advancement of the Company. An Grantee who has been granted an Option hereunder may be granted an additional Option or Options, if the Committee shall so determine.

4. Common Stock Reserved for the PIE Plan.

Subject to adjustment as provided in Section 7 hereof, a total of 4,000,000 shares (the "Total Option Shares") of the Company's common stock, $0.001 par value per share ("Common Stock"), shall be subject to the PIE Plan. Up to 3,700,000 of the Total Option Shares shall be allocated for issuance to Salon Grantees and up to 300,000 of the Total Option Shares shall be allocated for issuance to the Advisor Grantees. The shares of Common Stock subject to the PIE Plan shall consist of unissued shares and such amount of shares of Common Stock shall be and is hereby reserved for such purpose. Any of such shares of Common Stock that may remain unsold and that are not subject to outstanding Options at the termination of the PIE Plan shall cease to be reserved for the purposes of the PIE Plan, but until termination of the PIE Plan, the Company shall at all times reserve a sufficient number of shares of Common Stock to meet the requirements of the PIE Plan. Should any Option expire or be canceled prior to its exercise in full or should the number of shares of Common Stock to be delivered upon the exercise in full of an Option be reduced for any reason, the shares of Common Stock theretofore subject to such Option may be subject to future Options under the PIE Plan.

5. Terms and Conditions of Options and Common Stock.

Options granted under the PIE Plan and shares of Common Stock issued upon exercise thereof shall be subject to the following conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the PIE Plan, as the Committee shall deem desirable:

a. Exercise Price. The exercise price of each share of Common Stock purchasable under an Option shall be $.10 per share and not less than 100% of the Fair Market Value of such share of Common Stock on the date the Option is granted. The exercise price for each Option shall be subject to adjustment as provided in Section 7 below. "Fair Market Value" means the per share price of Common Stock as reasonably determined by the Committee, in its sole discretion, in a manner consistent with the provisions of the United States Internal Revenue Code of 1986, as amended (the "Code"), or if the shares of Common Stock are publicly traded, the closing price of publicly traded shares of Common Stock on the principal securities exchange on which shares of Common Stock are listed (if the shares of Common Stock are so listed), or on the Nasdaq Stock Market (if the shares of Common Stock are regularly quoted on the Nasdaq Stock Market), or, if not so listed or regularly quoted, the mean between the closing bid and asked prices of publicly traded shares of Common Stock in the over-the-counter market, or, if such bid and asked prices shall not be available, as reported by any nationally recognized quotation service selected by the Company. Anything in this Section 5(a) to the contrary notwithstanding, in no event shall the exercise price of a share of Common Stock be less than the minimum price permitted under the rules and policies of any national securities exchange on which the shares of Common Stock are listed.

b. Option Term. The term of each Option shall be ten (10) years, or such shorter period as otherwise determined by the Committee at the time of grant.

c. Vesting; Exercisability. Options granted under the PIE Plan shall vest and become exercisable: (i) for Salon Grantees, two years from the date of the grant of the Option, subject to the termination provision of Section 5(h); or (ii) for Advisor Grantees, 20% of the Option on the first anniversary of the date of grant, and 20% of the Option on each of the next four succeeding anniversaries of the date of grant, subject to the termination provision of Section 5(h).

Upon a Liquidity Event (as hereinafter defined), the Committee, in its sole discretion, may determine that any or all Options granted under the PIE Plan and then outstanding shall immediately vest and become exercisable.

For purposes of the PIE Plan, a Liquidity Event shall be deemed to have occurred if:

i. a firm commitment underwritten public offering of the Company's shares of Common Stock shall be consummated;

ii. the Company shall be merged or consolidated with another Person (as defined below), unless as a result of such merger or consolidation more than 50% of the outstanding voting securities of the surviving or resulting Person shall be owned in the aggregate by the stockholders of the Company (as of the time immediately prior to such transaction), any employee benefit plan of the Company, or its affiliates;

iii. the Company shall sell substantially all of its assets to another Person that is not wholly owned by the Company, unless as a result of such sale more than 50% of such assets shall be owned in the aggregate by the stockholders of the Company (as of the time immediately prior to such transaction), any employee benefit plan of the Company or its affiliates; or

iv. a Person shall acquire 50% or more of the outstanding voting securities of the Company (whether directly, indirectly, beneficially or of record), unless as a result of such acquisition more than 50% of the outstanding voting securities of the surviving or resulting corporation shall be owned in the aggregate by the stockholders (or their affiliate) of the Company (as of the time immediately prior to the first acquisition of such securities by such Person), any employee benefit plan of the Company or its affiliates.

For purposes of this Section 5(c), ownership of voting securities shall take into account and shall include ownership as determined by applying the provisions of Rule 13d-3(d)(I)(i) (as in effect on the date hereof) under the Securities Exchange Act of 1934, as amended. In addition, for such purposes, "Person" shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof; however, a Person shall not include (A) the Company or any of its subsidiaries; (B) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its subsidiaries; (C) an underwriter temporarily holding securities pursuant to an offering of such securities; or (D) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportion as their ownership of stock of the Company.

d. Non-transferability of Common Stock. Notwithstanding anything in the PIE Plan to the contrary, no shares of Common Stock issued upon exercise of an Option shall be transferable until the earlier of a Liquidity Event or December 31, 2008.

e. Method of Exercise. Options to the extent then exercisable may be exercised in whole or in part at any time during the option period, by giving written notice to the Company specifying the number of shares of Common Stock to be purchased, accompanied by payment in full of the exercise price, in cash, or by check or such other instrument as may be acceptable to the Committee. As determined by the Committee, in its sole discretion at or after grant, payment in full or in part may be made at the election of the Grantee (i) in the form of Common Stock owned by the Grantee (based on the Fair Market Value of Common Stock on the trading day before the Option is exercised) which is not the subject of any pledge or security interest, (ii) in the form of shares of Common Stock withheld by the Company from the shares of Common Stock otherwise to be received with such withheld shares of Common Stock having a Fair Market Value on the date of exercise equal to the exercise price of the Options, or (iii) by a combination of the foregoing, provided that the combined value of all cash and cash equivalents and the Fair Market Value of any shares surrendered to the Company is at least equal to such exercise price. An Grantee shall have the right to dividends and other rights of a stockholder with respect to shares of Common Stock purchased upon exercise of an Option at such time as the Grantee has given written notice of exercise and has paid in full for such shares and (ii) has satisfied such conditions that may be imposed by the Company with respect to the withholding of taxes.

f. Non-transferability of Options. Options are not transferable and may be exercised solely by the Grantee during his or her lifetime or after his or her death by the person or persons entitled thereto under his or her will or the laws of descent and distribution. The Committee, in its sole discretion, may permit a transfer of an Option to (i) a trust for the benefit of the Grantee or (ii) a member of the Grantee's immediate family (or a trust for his or her benefit). Any attempt to transfer, assign, pledge or otherwise dispose of, or to subject to execution, attachment or similar process, any Option contrary to the provisions hereof shall be void and ineffective and shall give no right to the purported transferee.

g. Termination by Death. Unless otherwise determined by the Committee, if any Grantee's participation in the PIE Plan terminates by reason of death, the Option may thereafter be exercised, to the extent then exercisable (or on such accelerated basis as the Committee shall determine at or after grant), by the legal representative of the estate or by the legatee of the Grantee under the will of the Grantee, for a period of one year after the later of (i) the occurrence of a Liquidity Event or (ii) the date of such death, in either case not to exceed the expiration of the stated term of such Option as provided under the PIE Plan.

h. Termination by Other Reasons. Unless otherwise determined by the Committee, any Grantee's participation in the PIE Plan will terminate (i) upon a Salon Grantee's termination of employment or association (regardless of whether voluntary or involuntary) with the Participating Salon for any reason, (ii) by reason of the termination (for any reason) of the Salon Supply Agreement with the Participating Salon with which such Salon Grantee is employed or associated, or (iii) upon an Advisor Grantee's termination (for any reason) from the Board of Advisors. Thereafter, any Option held by such Grantee may be exercised to the extent it was exercisable at the time of such termination, but may not be exercised more than 90 days after the later of such termination or the occurrence of a Liquidity Event, and may not be exercised upon the expiration of the stated term of such Option. However, if the Grantee dies within the 90-day period following the later of such termination or a Liquidity Event, any unexercised Option held by such Grantee shall thereafter be exercisable, to the extent to which it was exercisable at the time of death, for a period of one year after the later of (i) the occurrence of a Liquidity Event or (ii) the date of such death or for the stated term of such Option, whichever period is shorter.

6. Term of Plan.

No Option shall be granted pursuant to the PIE Plan on or after the two (2) year anniversary of the date that the PIE Plan, pursuant to Regulation A, is declared effective by the Securities and Exchange Commission ("SEC"), but Options theretofore granted may extend beyond that date.

7. Capital Change of the Company.

In the event of any merger, reorganization, consolidation, recapitalization, stock dividend, or other change in corporate structure affecting Common Stock at any time prior to a Liquidity Event, the Committee shall make an appropriate and equitable adjustment in the number and kind of shares reserved for issuance under the PIE Plan and in the number and exercise price of shares subject to outstanding Options granted under the PIE Plan, to the end that after such event each Grantee's proportionate interest shall be maintained as immediately before the occurrence of such event.

8. Taxes.

The Company may make such provisions as it may deem appropriate, consistent with applicable law, in connection with any Options granted under the PIE Plan with respect to the withholding of any taxes or any other tax matters.

9. Effective Date of Plan.

The PIE Plan shall be effective on December 30, 2003.

10. Amendment and Termination.

The Board may amend, suspend, or terminate the PIE Plan, except that no amendment shall be made that would impair the rights of any Grantee under any Option theretofore granted without the Grantee's consent, and except that no amendment shall be made which, without the approval of the stockholders of the Company would:

a. materially increase the number of shares that may be issued under the PIE Plan, except as is provided in Section 7;

b. materially increase the benefits accruing to the Grantees under the PIE Plan;

c. materially modify the requirements as to eligibility for participation in the PIE Plan;

d. decrease the exercise price of an Option to less than 100% of the Fair Market Value per share of Common Stock on the date of grant thereof; or

e. extend the term of any Option beyond that provided for in Section 5(b).

The Committee may amend the terms of any Option theretofore granted, prospectively or retroactively, but no such amendment shall impair the rights of any Grantee without the Grantee's consent. The Committee may also substitute new Options for previously granted Options, including options granted under other plans applicable to the participant and previously granted Options having higher exercise prices, upon such terms as the Committee may deem appropriate.

11. Government Regulations.

The PIE Plan, and the grant and exercise of Options hereunder, and the obligation of the Company to sell and deliver shares under such Options, shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies, national securities exchanges and interdealer quotation systems as may be required.

12. Certificates.

All certificates for shares of Common Stock delivered under the PIE Plan shall be subject to such transfer restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the SEC, or other securities commission having jurisdiction, any applicable Federal or state securities law, any stock exchange or interdealer quotation system upon which Common Stock is then listed or traded and the Committee may cause a legend or legends to be placed on any such certificates to make appropriate reference to such restrictions. In addition, all stock certificates will include a legend that states that the shares of common stock delivered under the PIE Plan shall not be transferred until the earlier of December 31, 2008 or the occurrence of a Liquidity Event.

13. Limitation of Liability.

No member of the Board or the Committee, or any officer or employee of the Company acting on behalf of the Board or the Committee, shall be personally liable for any action, determination or interpretation taken or made in good faith with respect to the PIE Plan, and all members of the Board or the Committee and each and any officer or employee of the Company acting on their behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, determination or interpretation.

14. Association Matters.

The adoption of the PIE Plan shall not confer upon any Grantee any right to association with the Company, nor shall it interfere in any way with the right of the Company to terminate its association with the Grantee or the participation therein by any Participating Salon.

PROFOUND BEAUTY INC.

December 30, 2003
as amended, January 3, 2005

PROFOUND

Salon Supply Agreement

Version: 0502

This "Agreement" is between ________________________ (the "Salon") and Profound Beauty Inc., 32-02 Queens Blvd., Long Island City, NY, 11101, ("Profound"), as of the date we sign below.

Profound desires to sell Profound Products (as later defined herein) to the Salon and the Salon desires to purchase such Profound Products from Profound and resell them to its Clients (as later defined herein). Profound and the Salon hereby agree as follows:

1) **Definitions**. Under this Agreement we agree that the following terms apply:

   a) "Authorized Profound Salon": As long as this Agreement is in effect, the Salon is an "Authorized Profound Salon". Each Salon location must be individually authorized by Profound as an Authorized Profound Salon (attach list as addendum).
   b) "Client" is the end-user or buyer of Profound Products or salon services sold by the Salon.
   c) "Profound Products" bear one or more of the Profound Trademarks (defined below), are sold to the Salon by Profound and in turn are sold by the Salon to its Clients.
   d) "Diagnosis" is how the Salon's staff analyzes a Client's scalp and hair needs and recommends the appropriate Profound Products.
   e) "Salon Development Manager" or "SDM" is the employee, consultant or representative of Profound responsible for Salon sales, education and business development.
   f) "Suggested Retail Price" is the retail price for a Profound Product as suggested by Profound.
   g) "Profound Trademarks" means all registered, pending and common law, trademarks, service marks, trade dress, slogans, logos, designs, and URLs owned, used or licensed by Profound anywhere in the world.
   h) "Profound IP" means all designs, copyrights, patents, pending patent applications, domain names, content, advertising, images, pictures, posters, URLs, customer lists, trade secrets, and know how created, used or licensed by Profound anywhere in the world.
   i) "Wholesale Prices" are the purchase prices for Profound Products charged to the Salon by Profound.

   The Profound Products, Suggested Retail Prices and Wholesale Prices are listed in Exhibit A, which may be changed by Profound at any time.

BUSINESS TERMS

2) **Product Representation.** The Salon agrees that it will stock and display all Profound Products available at retail and a complete back bar offering for maximum exposure according to Profound planograms. Profound Products may not be displayed, advertised or packaged with non-Profound Products. Profound may supply display, merchandising and point-of-sale ("POS") materials on occasion and only Profound Products may be displayed in these Profound-supplied displays.

3) **Training.**
   a) Profound will provide the necessary materials with the Salon's opening order and conduct the training of the Salon's staff to perform the Diagnosis and to recommend, apply and sell Profound Products.
   b) The Salon, at its cost, shall make its staff available for ½ day of training at the Salon at the time of product introduction on a mutually agreed upon date. The Salon shall be closed to Clients during this training.
   c) Certain Salon staff members may be selected as "Experts" by Profound and the Salon to continue the training of the Salon staff.

4) **Client Diagnostic Service.** The Salon staff shall conduct a free Diagnosis for each Client on each visit to offer professional evaluation and advice and to recommend a personalized beauty program which includes in-salon hair cleansing, conditioning, treatment and styling as well as an at-home maintenance program using Profound Products.

5) **Diversion.** The Salon will not knowingly sell Profound Products to anyone who will or is likely to resell them. The Salon will do everything it can to prevent its Clients from reselling Profound Products. The Salon agrees that in the unlikely event that Profound Products coming from the Salon are found at another outlet, a) the Salon will pay the costs to remove them from that outlet, b) the Salon will pay Profound 10 times the suggested retail value of those goods, and c) Profound may end this Agreement.

6) **Internet.** On-line (eCommerce) selling of Profound Products by the Salon currently is not permitted, however, promoting them on the Internet is encouraged. Links between Profound's and the Salon's web sites are encouraged. Profound must approve the links in advance. The Salon may not use Profound Trademarks as part of its name or its URL without Profound's prior written approval.

7) **Risk of Damage.** If Profound Products in the Salon or in transit to the Salon are damaged by fire, flood, or some other cause, the Salon shall not use or sell these damaged products without Profound's prior written permission. The Salon is solely financially responsible for the Salon's inventory from the time it leaves Profound's warehouse (i.e., FOB supplier's warehouse, as is the case for most merchandise sold to salons). Please refer to Paragraph 15)h) regarding procedures related to damages in transit.

8) **Multiple Locations**. The Salon may not ship Profound Products between other Salon owned or controlled locations without Profound's prior written permission, unless that location has been deemed an Authorized Profound Salon by Profound.

9) **Change of Ownership and/or Financial Condition.** If the Salon changes ownership directly or indirectly by more than 50% or if there is a material adverse change in its financial condition, it shall notify Profound. Profound may then end this Agreement after notifying the Salon in writing.

10) **Advertising and Trademarks**. The Salon agrees that:

a) It will obtain Profound's written approval before using any of the Profound Trademarks or Profound IP for advertising or other purposes or issuing any press releases that mention Profound.

b) Rights to all Profound Trademarks and Profound IP are owned by Profound and can only be used as approved by Profound in writing for the specified length of time.

c) This Agreement does not mean that a license is granted to the Salon to use the Profound Trademarks.

d) The Salon will not dilute, adulterate, repackage, obliterate or in any way deface any markings on the Profound Products.

e) Provided that Profound agrees in writing, the Salon may use any advertising and promotional materials owned by Profound, but it shall not under any circumstances acquire any rights or title in these materials by using them.

f) If the Salon creates any advertising or promotional materials concerning Profound, it may only use them with Profound's advance written approval. The submission of these materials by the Salon to Profound for its approval shall result in all copy rights to such materials being jointly owned by the Salon and Profound, with the Salon hereby assigning a one-half interest to Profound.

g) The Salon represents and warrants that it owns or otherwise has the rights to use all names and trademarks of the Salon, and that such use does not infringe upon the rights of any third party.

11) **Term and Termination.**

a) This Agreement will be in effect from the Effective Date (defined below) until either party gives 30 days written notice to the other.

b) If either party breaches this Agreement, then the other party will have the right to notify the other party in writing the nature of the breach. If this breach is not fixed within 10 days of the written notice, then the other party will have the right, in addition to any other right, to end this Agreement immediately on written notification.

c) If the Salon rejects an amendment to this Agreement presented by Profound, then Profound may end this Agreement upon 10 days written notice.

d) Profound may also end this Agreement immediately if:

i) the Salon initiates any bankruptcy, insolvency, receivership or similar proceedings,

ii) the Salon fails to have dismissed, within sixty (60) days, any such proceedings initiated by or against it,

iii) the Salon breaches its obligations in Paragraphs 2), 5), or 6) under this Agreement , or

iv) if the Salon is either late in providing payment to Profound or its credit card is declined more than once within a 6 month period.

e) Paragraphs 10), 19), 20), and 21) hereof shall indefinitely survive termination of this Agreement.

12) **What Termination Means.** Upon termination of this Agreement for any reason, the Salon will stop selling Profound Products as of the termination date. If Profound ends this Agreement, Profound shall within 15 days after termination advise the Salon whether it wants to repurchase any or all Profound Products in the Salon's Inventory which are in saleable condition at Wholesale Price less a 25% restocking fee and less the related freight charges to ship those products to a location determined by Profound. Payments will be by check subject to offset by any balance owed to Profound by the Salon. The notice will specify the date of the repurchase, the ship to location and shipping instructions. Any Profound Products not repurchased by Profound and not sold by the termination date, will be destroyed by the Salon at its cost, and the Salon will provide Profound with a sworn written statement to that effect.

Profound may, if it decides to, repossess any equipment and display fixtures provided by Profound or other items with the Profound Trademarks. The Salon will remove all signs, notices, POS materials and displays referring to Profound Products. The Salon will stop representing itself as an Authorized Profound Salon.

PROCEDURES

13) **Sales, Purchase and Salon Benefits Plans.** Within 90 days after the first shipment, The Salon and Profound will agree on a "Plan" which will include planned Salon purchases and sales by month for the next 12 months and the level of benefits the Salon would earn, subject to actual performance versus the Plan. The Plan will be amended not less frequently than annually. The Plan is or will be attached to this Agreement as Exhibit C.

14) **Purchasing / Ordering / Terms.**

a) The Salon will stock and promote sufficient inventory of Profound Products to support the Salon's sales per the Plan.

b) Because of Profound's complex custom-labeling process, the Salon agrees that it will reorder not more frequently than monthly, generally with the SDM's assistance.

c) Orders for goods will be subject to approval by Profound.

d) Payments by the Salon will be made by MasterCard, Visa or American Express, credit or debit cards.

e) Profound may charge the Salon a non-refundable "Pre-Labeling Deposit" of up to 25% of the total wholesale value of each sales order before freight and sales tax (the "Preliminary Net Order Value") just prior to customized labels being printed and applied to the Profound Products. The balance of the Preliminary Net Order Value plus freight and sales tax (the "Total Invoice Amount") will be charged just prior to the order being shipped.

f) Orders which are greater than $250 and less than $500 will be subject to a handling charge of $35; orders equal to or less than $250 will be subject to a handling charge of $50.

g) If a Salon check payment is returned, then the Salon will be charged a $25 fee. If a Salon payment is charged back on a credit or debit card, then the Salon will be charged 5% of the amount charged back.

h) The Salon is financially responsible for freight and insurance which will be included on the invoice for each shipment.

i) Some of the Profound Products are to be labeled based on information furnished to Profound by the Salon. The custom–labeled Profound Products are unique and labeled for the

Salon and only for the Salon. Other than the Salon, there is no market or other potential purchaser for the Profound Products as custom-labeled. Custom-labeling information for Profound Products ordered by the Salon shall be approved in advance and submitted by the Salon to Profound, and shall be subject to Profound's written approval.

15) **Acceptance of Goods; Returns and Adjustments.**
   a) Profound guarantees the quality and performance of its products as long as the Salon makes a proper Diagnosis.
   b) Profound Products returned by Clients to the Salon because of dissatisfaction with quality or performance ("Client Returns") will be assessed by the SDM. If these products are eligible for credit as determined by the SDM, they generally will be destroyed on the premises or otherwise and the Salon's account will be credited for the approved value at Wholesale Prices in effect at the time such products were purchased.
   c) Calendar year credits for Client Returns cannot amount to more than 1% of calendar year purchases by the Salon.
   d) Products damaged in the Salon shall not qualify for credit.
   e) Returns of overstocks are not permitted.
   f) Full credit will be issued for recalls or products returned at the demand of Profound, as long as the Salon cooperates with such recalls or returns.
   g) The Salon shall examine each shipment promptly upon receipt and shall notify Profound customer service in writing within 3 business days of receipt regarding any quantity deemed unacceptable or inconsistent with the sales order along with the related explanation (the "Claim"). If the Salon does not, the shipment shall be deemed accepted by the Salon.
   h) Items not accepted by the Salon due to damages, manufacturing defect(s), or shipments of wrong items or quantities shall, at Profound's discretion and direction, either be returned to Profound or inspected by the SDM at the Salon. Profound shall instruct the Salon in writing as to whether the goods should be returned or await inspection within 3 business days of Profound's receipt of the Claim. Any item not returned within 14 days after such written request by Profound or the failure of the Salon to make the goods available for inspection by the SDM within 90 days from the date the Claim is received by Profound shall be deemed accepted by the Salon.
   i) While a Claim is being investigated, charges for the Claim shall be suspended pending the outcome of the investigation. Once the investigation is resolved, credit may be issued to the Salon for the wholesale value of such goods at Profound's discretion based on its assessment of the condition of the products, the causes of any damages, and or verification of an improper shipment.

16) **Salon Reporting**. Within 5 days after the end of each month, the Salon will use reasonable commercial efforts to provide the SDM with monthly retail sales and inventory on hand of Profound Products as of the end of that month.

LEGAL MATTERS

17) **Assignment.** The Salon will not assign this Agreement without Profound's prior written consent, which may not be unreasonably withheld.

18) **Notices.** All notices and consents required under this Agreement will be in writing and be provided by either: nationally recognized overnight delivery service with proof of delivery; prepaid certified mail (return receipt requested); or via email with delivery confirmation receipt. The notices shall be addressed to the intended recipient as follows:

    If to Profound:
    Administrative Office
    32-02 Queens Blvd.
    Long Island City, NY 11101
    Attention: Howard Friedensohn, Chief Operating Officer
    Fax: (800) 430-5467
    Email: notices@profoundbeauty.com

    If to the Salon:
    Street Address:______________________________
    Attention (Title):______________________________
    Fax: (   ) _____-______
    Email:____________________________________

    or to such other address as either party may from time to time designate in writing to the other.

19) **Indemnity.** Profound agrees to defend and indemnify the Salon against all costs, expenses and losses (including reasonable attorneys' fees and costs) incurred in any suit, claim or proceeding brought against the Salon by a third party alleging that the Profound Trademarks infringe the rights of such third party. The Salon agrees to defend and indemnify Profound its officers, directors, agents, and employees, against all costs, expenses and losses (including reasonable attorneys' fees and costs) incurred in any suit, claim or proceeding brought against Profound or its subsidiaries or affiliates based on the sale and use of the Profound Products by the Salon not in accordance with the instructions for use of each Profound Product. Each party shall indemnify and defend the other against all claims, suits, losses, expenses, and liabilities (including reasonable attorneys' fees) for bodily injury, personal injury, death and tangible property damage as a result of the negligence, intentional wrongful acts or omissions, or misrepresentations of the indemnifying party.

20) **Limitation of Liability.** Profound is not liable for any use of Profound Products by the Salon, by its personnel or by any Clients other than their intended use described in educational materials, labels or any other forms of information provided by Profound.
    In addition, under no circumstances shall Profound have any liability whatsoever for any claim arising from or relating to this Agreement or its performance in excess of the total the Salon has paid to it during the 6 months immediately preceding the filing of such claim.

21) **Miscellaneous.**

a) Each party will comply with all laws, statutes, judgments, decrees, ordinances, rules, regulations, requirements, writs, injunctions and/or orders of any governmental entity relating to all operations conducted by that party in connection with this Agreement.

b) Any questions about this Agreement will be decided based on the laws of the United States and the State of New York.

c) The parties will submit any dispute over $25,000 to binding arbitration, by a single arbitrator to be mutually chosen and agreed to by the parties. The arbitration will be administered by the American Arbitration Association (the "AAA") in accordance with the Expedited Procedures of its Commercial Arbitration Rules at the offices of AAA in New York City, and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction. If the amount of the dispute is less than $25,000 or the parties are unable to agree upon a single arbitrator within 30 days, each party hereby (a) agrees that any action with respect to this Agreement may be brought only in the courts of the State of New York, in New York County, (b) accepts the exclusive jurisdiction of such courts, and (c) irrevocably waives any objection, including, without limitation, any objection to venue which it may have to the bringing of any action in New York City.

d) The Salon and Profound agree that any breach or threatened breach of the Agreement may cause immediate and irreparable harm and damage to Profound for which it has no adequate remedy at law. Accordingly, Profound will have the right, and notwithstanding the arbitration provision set forth above, to seek and obtain injunctive relief to require specific performance of this Agreement or other equitable relief to prevent, enjoin or remedy the conduct constituting the breach or threatened breach.

e) Neither party will be liable for delay or failure to perform in whole or in part any provision of this Agreement by reason of contingencies beyond its reasonable control, including, but not limited to, acts of God or other events of *force majeure*. If this happens, the party affected will promptly provide written notice to the other party about the contingency or other act.

f) This Agreement is not intended nor will it be construed to create or establish an agency, partnership, franchise/franchisee or joint venture relationship. It is agreed that neither party is authorized to create any obligation or responsibility on behalf of the other or to bind the other party.

g) This is the entire Agreement between the parties and supersedes prior Agreements, written or oral, between the parties. Profound may amend this Agreement with written notice to the Salon. The Salon will have 7 days to notify Profound of its acceptance or rejection of the amendment(s). If the Salon rejects the amendment(s), then Profound may end this Agreement upon 10 days written notice. If the Salon does not respond to an amendment presented by Profound within 7 days it will be considered acceptance of the amendment by the Salon. Amendments will be effective on the date(s) specified in each amendment respectively.

h) This Agreement may not be changed or modified except in writing, signed by a duly authorized representative of each party.

i) Either party not enforcing a provision of the Agreement will not constitute a waiver by that party of its right to enforce that provision or any other provision of the Agreement later.

j) The parties agree to keep this Agreement, discussions, negotiations and terms confidential. Also, the Salon will not reveal to any third party any information that is designated by Profound as "Confidential."

k) The parties agree not to make negative remarks regarding the other party to any third party or organizations.

l) The captions used herein are for reference purposes only, and shall not in any way affect the meaning or interpretation of this Agreement.

m) This Agreement shall become effective upon acceptance by both parties as indicated by signature of this Agreement below by an authorized representative of each party.

n) This Agreement may be executed in two (2) or more counterparts, each of which will be an original and together will constitute one and the same document. Facsimile signatures shall be relied on as original signatures in all respects.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized signatories as of ____________________ (the "Effective Date").

Salon: ____________________
Print name of legal entity

By: ____________________
Signature

Name: ____________________
Print name of authorized signatory

Title: ____________________
Print title of authorized signatory

State/Type of entity: ____________________
e.g. "a New York corporation"

Street Address: ____________________

City/St/Zip: ____________________

Tel No.: ____________________

Profound Beauty Inc.:

By: ____________________
Signature

Name: ____________________
Print name of authorized signatory

Title: ____________________
Print title of authorized signatory

Attachments:

Exhibit A – Profound Products, Suggested Retail and Wholesale Prices
Exhibit B – Profound Trademarks
Exhibit C – The Plan

Exhibit A – Profound Products, Suggested Retail Prices and Wholesale Prices

	Size	Item #	Wholesale Price US $	Suggested Retail Price US $	Suggested Retail Price Canadian $
ANATOMY					
SHAMPOO					
100/Zero	8 FL OZ / 235 ml	PF10100	$8.00	$16.00	$23.50
90/Ten	8 FL OZ / 235 ml	PF10101	$8.00	$16.00	$23.50
80/Twenty	8 FL OZ / 235 ml	PF10102	$8.00	$16.00	$23.50
60/Forty	8 FL OZ / 235 ml	PF10103	$8.00	$16.00	$23.50
CONDITIONER					
40/Sixty	5.5 OZ / 156g	PF10104	$8.00	$16.00	$23.50
20/Eighty	5.5 OZ / 156g	PF10105	$8.00	$16.00	$23.50
10/Ninety	5.5 OZ / 156g	PF10106	$8.00	$16.00	$23.50
5/Ninety Five	5.5 OZ / 156g	PF10107	$8.00	$16.00	$23.50
TREATMENT					
40/Sixty	5.5 OZ / 156g	PF10110	$9.75	$19.50	$29.00
20/Eighty	5.5 OZ / 156g	PF10111	$9.75	$19.50	$29.00
10/Ninety	4 OZ / 114 g	PF10108	$9.75	$19.50	$29.00
5/Ninety Five	4 OZ / 114 g	PF10109	$9.75	$19.50	$29.00
Priming Spray	6.8 FL OZ / 200 ml	PF10112	$8.00	$16.00	$23.50
ABILITY					
Volume Foam	6.8 FL OZ / 200 ml	PF10115	$9.00	$18.00	$26.50
Volume Spray	6.8 FL OZ / 200 ml	PF10116	$9.00	$18.00	$26.50
Curl Foam	6.8 FL OZ / 200 ml	PF10113	$9.00	$18.00	$26.50
Curl Cream	5.5 OZ / 156g	PF10114	$9.00	$18.00	$26.50
Linear Cream	5.5 OZ / 156g	PF10118	$9.00	$18.00	$26.50
Linear Serum	4.1 FL OZ / 120 ml	PF10117	$10.00	$20.00	$29.50
Gel	5.2 OZ / 148g	PF10119	$8.00	$16.00	$23.50
ATMOSPHERE					
Tropical Dew	4.5 OZ / 128 g	PF10127	$10.25	$20.50	$30.50
Arctic Chill	8.3 OZ / 235 g	PF10128	$10.75	$21.50	$32.00
Desert Sand	3.75 OZ / 106 g	PF10129	$11.75	$23.50	$34.50
MINDSET					
Spray	9.75 OZ / 276 g	PF10121	$9.75	$19.50	$29.00
Shine	2 FL OZ / 55 ml	PF10120	$9.00	$18.00	$26.50
Pomade	2 OZ / 57 g	PF10122	$9.00	$18.00	$26.50
Paste	2 OZ / 57 g	PF10123	$9.00	$18.00	$26.50
Wax	2 OZ / 57 g	PF10124	$9.00	$18.00	$26.50
INVENTOR					
Volume Inventor	13.5 OZ / 383g	PF10125	$11.25	$22.50	$33.00
Volume Inventor	2.5 OZ / 71g	PF10126	$5.50	$11.00	$16.50
BACK BAR					
100/Zero Shampoo	32 FL OZ / 945 ml	PF10130	$16.50		
90/Ten Shampoo	32 FL OZ / 945 ml	PF10131	$16.50		
80/Twenty Shampoo	32 FL OZ / 945 ml	PF10132	$16.50		
60/Forty Shampoo	32 FL OZ / 945 ml	PF10133	$16.50		
40/Sixty Conditioner	32 OZ / 908g	PF10137	$16.50		
20/Eighty Conditioner	32 OZ / 908g	PF10136	$16.50		
10/Ninety Conditioner	32 OZ / 908g	PF10135	$16.50		
5/Ninety Five Conditioner	32 OZ / 908g	PF10134	$16.50		
40/Sixty Treatment	32 OZ / 907g	PF10141	$25.00		
20/Eighty Treatment	32 OZ / 907g	PF10140	$25.00		
10/Ninety Treatment	32 OZ / 907g	PF10139	$25.00		
5/Ninety Five Treatment	32 OZ / 907g	PF10138	$25.00		

Subject to change without notice - Effective March 15, 2005

Exhibit B – Profound Trademarks

PROFOUND®
5 NINETY FIVE®
5 NINETY FIVE and Design®
10 NINETY
10 Ninety and Design
20 EIGHTY
20 EIGHTY and Design
40 SIXTY
40 SIXTY and Design
60 FORTY
60 FORTY and Design
80 TWENTY
80 TWENTY and Design
90 TEN
90 TEN and Design
100 ZERO
100 ZERO and Design
MINDSET®
INVENTOR
ABILITY
DESERT ATMOSPHERE
ARCTIC ATMOSPHERE
TROPICAL ATMOSPHERE
CENTRAL STATION
ARRIVAL
DEPARTURES

www.profoundbeauty.com
www.profoundbeauty.us
www.profoundbeauty.org
www.profoundbeauty.net
www.profoundbeauty.info
www.profoundbeauty.biz

U.S. Patent Application Entitled: "A Proportional Method for Diagnosing and Appropriately Cleansing and Conditioning Hair..." filed on August 27, 2003

U.S. Patent Application Entitled: "A Proportional Method for Diagnosing and Appropriately Cleansing and Conditioning Hair, A Method for Maintaining the Integrity of A Hair Cut or Style Between Salon Visits and Kits for Practicing the Methods..." filed August, 27, 2004

Willamette Management Associates
305 Madison Avenue, Suite 5000
New York, New York 10165
646 · 658 · 6220/(Fax) 646 · 658 · 6230

February 18, 2005

Mr. Lawrence Weinstock
Chief Financial Officer
Profound Beauty Inc.
32-02 Queens Boulevard
Long Island City, New York 11101

Re: Appraisal of options on the unrestricted common stock of Profound Beauty Inc. as of December 31, 2004.

Dear Mr. Weinstock:

Upon your request we have completed an estimate of the fair market value of a group of options to acquire Profound Beauty Inc.'s unrestricted common stock as of December 31, 2004. Profound Beauty Inc. will issue up to 4,000,000 options to acquire shares of its unrestricted common stock at $.10, expiring ten years after the date of issuance.

APPROACH AND METHODOLOGY

In 1973, Fisher Black and Myron Scholes derived a theoretical model ("the Black-Scholes Model") for the valuation of options. This model went on to win the Nobel Prize in economics in 1997 and continues to be one of the best known and most widely used model in option valuation. Because of its acceptance in the valuation community and by the Internal Revenue Service we have chosen to utilize the Black-Scholes Model in our valuation of these options. The Black Scholes Model takes into consideration the difference between the strike price and the actual price of the stock along with other variables that can affect the value of an option as described in the following section.

BLACK SCHOLES MODEL INPUTS:

- *Stock/Asset Price:* The actual price of the equity that the options are linked to as of the valuation date. We utilized methods commonly used by professional appraisers to estimate the value of Profound's unrestricted common stock as of December 31, 2004.
- *Strike/Exercise Price:* The price at which the option holder has the right to purchase the underlying stock, which was set at $.10 by Profound Beauty Inc.'s management.
- *Time to Expiration:* The amount of time from the valuation date until the termination of the exercise period. The subject options will expire ten years from the date of issuance.
- *Riskless/Interest Rate:* The rate of return available in the market on an investment free of default risk. Many investors use United States Treasury Bonds as a fair assessment of this rate. We used Treasury Bonds, as of December 31, 2004, with approximately the same time to expiration to determine an appropriate rate of 4.85 percent.
- *Volatility:* The annual standard deviation of returns. This measures the amount of fluctuation in the market price of the stock over the course of the year. Profound does not issue specific measurements of volatility in their common stock, therefore we estimated volatility at a 50 percent level.
- *Dividend Yield:* The rate at which a company will pay dividends to its shareholders. Profound pays no dividends on its common stock.

By following the procedures discussed in the IRS's Rev. Proc. 98-34, we have utilized the Black Scholes Model to calculate the following value for the group of call options on

Profound Beauty Inc.'s unrestricted common stock as of the valuation date, December 31, 2004. Our analysis has determined the value of the options to be:

$.03 PER OPTION

This report was prepared under the direct supervision of John J. Scott with the assistance of Lyle A. Chastaine. Neither Willamette Management Associates, nor the individuals involved in this appraisal, have any present or contemplated future interest in the subject property, or any other interest which might tend to prevent making a fair and unbiased appraisal.

WILLAMETTE MANAGEMENT ASSOCIATES

John J. Scott, MBA, CPA, ABV, ASA

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Post-Effective Amendment No. 2 to Regulation A Offering Statement of Profound Beauty Inc. on Form 1-A of our report dated April 15, 2005 appearing in the Post-Effective Offering Statement, which is part of such Post-Effective Statement.

Deloitte & Touche LLP

New York, New York

April 21, 2005

CERTIFICATE OF DESIGNATION, POWERS, PREFERENCES AND OTHER RIGHTS AND QUALIFICATIONS OF SERIES A PREFERRED STOCK

PROFOUND BEAUTY INC. a corporation organized and existing under the Delaware General Corporation Law (the "Corporation"),

DOES HEREBY CERTIFY:

That pursuant to authority conferred upon the Board of Directors of the Corporation (the "Board") by the Certificate of Incorporation, as amended, (the "Certificate of Incorporation") of the Corporation, and pursuant to the provisions of the Delaware General Corporation Law, the Board has duly determined that 10,000 shares of Preferred Stock, par value $.001 per share, shall be designated "Series A Preferred Stock," and to that end the Board has adopted a resolution providing for the designation, powers, preferences, participating, optional or other rights, and the qualifications, limitations and restrictions, of the Series A Preferred Stock, which resolution is as follows:

RESOLVED, that the Certificate of Designations, Powers, Preferences and Other Rights and Qualifications of the Series A Preferred Stock (the "Certificate of Designations") be, and hereby is, authorized and approved, which Certificate of Designations shall be filed with the State of Delaware, Department of the Secretary of State, in the form as follows:

1. Designation and Amount; Rank. 10,000 shares of the Preferred Stock of the Corporation, par value $.001 per share, shall constitute a class of Preferred Stock designated as "Series A Preferred Stock" (the "Series A Preferred Stock"). The Series A Preferred Stock shall rank senior to all classes and series of capital stock of the Corporation now or hereafter authorized, issued or outstanding, including without limitation, the common stock, par value $.001 per share of the Corporation (the "Common Stock"), and any other classes and series of capital stock of the Corporation now or hereafter authorized, issued or outstanding (collectively with the Common Stock, the "Junior Securities").

2. Dividends.

(a) The holders of shares of Series A Preferred Stock shall be entitled to receive a dividend payable in cash or in kind with respect thereto ("Preferred Dividend") if, as and when declared by the Board out of assets of the Corporation legally available for payment thereof. The Preferred Dividend shall be senior in all respects to the dividend rights of all other holders of Junior Securities.

(b) The Corporation may not declare or pay any dividend or make any distribution of assets on, or redeem, purchase or otherwise acquire, shares of its

Junior Securities unless all declared and unpaid Preferred Dividends have been or are contemporaneously paid.

(c) Notwithstanding anything to the contrary provided herein, unless and until a dividend is paid to the holders of, or declared on account of, the Series A Preferred Stock, holders of Common Stock shall not be entitled to receive any dividends.

3. Rights on Liquidation, Merger, Sale, Etc.

(a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (each, a "Liquidation"), the assets of the Corporation available for distribution to its stockholders, whether from capital, surplus or earnings, shall be distributed in the following order of priority:

(i) The holders of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution to the holders of Common Stock or any other class of the Corporation's capital stock, whether now existing or hereafter created, for each share of Series A Preferred Stock held by such holders, an amount equal to the Liquidation Amount (the Liquidation Amount shall be equal to the sum of (A) $1,000, subject to adjustment as provided below, plus (B) an amount equal to all accrued but unpaid Preferred Dividends as of the date such payment is made to the holders thereof). If upon any Liquidation, the assets of the Corporation available for distribution to its stockholders are insufficient to pay the holders of Series A Preferred Stock the full preference amount to which they shall be entitled, the holders of Series A Preferred Stock shall share pro rata in any distribution of assets in accordance with their applicable full preference amounts.

(ii) After distribution of the amounts set forth in Section 3(a)(i) hereof, the remaining assets of the Corporation available for distribution, if any, to the stockholders of the Corporation shall be distributed to the holders of issued and outstanding shares of Common Stock.

(b) If a Disposition Transaction (as hereinafter defined) shall be consummated, the Corporation shall pay or cause to be paid to the holders of Series A Preferred Stock an amount equal to the amount they would be entitled to receive pursuant to Section 3(a) hereof if the Corporation liquidated on the date of consummation of such Disposition Transaction and had assets available for distribution equal to the aggregate amount payable to the Corporation and all stockholders thereof in connection with such Disposition Transaction (the "Disposition Proceeds"). The amount payable pursuant to this Section 3(b) shall be payable in full to the holders of the Series A Preferred Stock immediately following the closing of the Disposition Transaction notwithstanding any delay in the receipt of the Disposition Proceeds or any part thereof by virtue of any escrow arrangement, promissory note, deferred payment of proceeds or otherwise.

4. Redemption of Series A Preferred Stock.

The Corporation may redeem, in whole or in part, the Series A Preferred Stock, at any time solely for cash, in an amount equal to the Liquidation Amount; provided, however, that (a) the Corporation provides no less than ten (10) days' prior written notice to the holders of Series A Preferred Stock, and (b) any such redemption of the Series A Preferred Stock is only made concurrently with the redemption of all then outstanding Series A Preferred Stock on a pro rata basis based on the aggregate Liquidation Amount. Any amount redeemed under this Section 4 shall be applied first to accrued and unpaid dividends under the Series A Preferred Stock.

5. Voting Rights.

(a) So long as any shares of Series A Preferred Stock remain outstanding, in addition to the rights specified in Section 5(b) hereof, except as otherwise required by law, the holders of shares of Series A Preferred Stock voting separately as a class (with no other holders of Common Stock voting), shall be entitled to approve all matters that adversely impact the rights, value, ranking or preferences of the Series A Preferred Stock.

(b) The Corporation shall not, so long as any shares of Series A Preferred Stock remain outstanding, without the affirmative consent or approval of the holders of at least two-thirds of the shares of Series A Preferred Stock then outstanding given at a meeting called for such purpose or by written consent, for which notice shall have been given to the holders of Series A Preferred Stock:

(i) take any action to amend, modify, alter or repeal any provision of its Certificate of Incorporation or By-laws;

(ii) in any manner authorize, create or issue any class or series of capital stock (A) ranking, in any respect including, without limitation, as to payment of dividends, distribution of assets or redemptions, senior to or pari passu with the Series A Preferred Stock or (B) which in any manner adversely affects the holders of Series A Preferred Stock; or authorize, create or issue any shares of any class or series of any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having optional rights to purchase, or any options, warrants or other rights to acquire, any shares having any such preference or priority or so adversely affecting the holders of Series A Preferred Stock;

(iii) in any manner alter or change the designations, powers, preferences or rights, or the qualifications, limitations or restrictions of the Series A Preferred Stock;

(iv) reclassify the shares of the Junior Securities into shares of any class or series of capital stock (A) ranking, either as to payment of dividends, distribution of assets or redemptions, senior to or pari passu with the Series A Preferred Stock, or (B) which in any manner adversely affects the holders of the Series A Preferred Stock in any material respect;

(v) make or declare, directly or indirectly, any dividend (in cash, return of capital, or any other form of assets) on, or make any other payment or distribution on account of, or set aside assets for a sinking or other similar fund for the purchase, redemption, or retirement of, or redeem, purchase, retire, or otherwise acquire any shares of its Junior Securities built into definition except for redemption of the Series A Preferred Stock pursuant to the terms of this Certificate;

(vi) discontinue the businesses in which it is engaged as of the date of initial issuance of Series A Preferred Stock (the "Series A Issuance Date"), or engage in any business other than the businesses in which it is engaged as of the Series A Issuance Date or any businesses or activities substantially similar or related thereto or ancillary to the operation thereof;

(vii) purchase or acquire, directly or indirectly, in one or a series of related transactions, other than in the ordinary course of business or related to product development, any assets of any Person unless the aggregate purchase price therefor does not exceed $1,000,000;

(viii) sell, lease or otherwise dispose of, directly or indirectly, in one or a series of related transactions, other than in the ordinary course of business, any assets of the Corporation unless the aggregate sale price therefor does not exceed $1,000,000;

(ix) effect or permit, or offer or agree to effect or permit, a Disposition Transaction;

(x) make or permit to remain outstanding any investment in any Person, except:

(A) extensions of credit, other than to a Related Party (as hereinafter defined), by the Corporation in connection with trade receivables incurred in the ordinary course of business and in accordance with customary trade practices; or

(B) investments in (x) direct obligations of the United States of America or any agency thereof with maturities of one year or less from the date of acquisition; (y) certificates of deposit with maturities of one year or less from the date of acquisition issued by any commercial bank operating within the United States of America having capital and surplus in excess of $500,000,000; and (z) money market instruments (or interests therein) or money market fund units purchased through a national bank or securities brokerage firm registered with the Securities and Exchange Commission and SIPC;

(xi) directly or indirectly, create, incur, assume, or permit to continue in existence, any mortgage, deed of trust, lien, charge of encumbrance on, or security interest in, or pledge or deposit of, or conditional sale or other title retention agreement or Capitalized Lease (as hereinafter defined) with respect to, any property or asset now owned or leased or hereafter acquired or leased by the Corporation, except:

(A) liens for taxes, assessments and governmental charges the payment of which is being contested by the Corporation in good faith by appropriate proceedings promptly instituted and diligently conducted and for which the Corporation has established such reserves as shall be required by GAAP (as hereinafter defined);

(B) liens in connection with workers' compensation, unemployment insurance or other social security obligations;

(C) statutory mechanics', workmen's, materialmen's or other like liens arising in the ordinary course of business of the Corporation in respect of obligations which are not yet due or which are being contested in good faith with appropriate reserves having been established therefor;

(D) purchase money security interests for equipment and machinery purchased in the ordinary course of business and to be used in the conduct of the Corporation's business, provided that any such security interest secures only the repayment of the purchase price of such equipment or machinery and does not exceed the purchase price of such equipment or machinery; and

(E) other liens or encumbrances upon the assets of the Corporation incidental to the conduct of the business of the Corporation or to the ownership of the properties or assets of either, which were not incurred in connection with the borrowing of money or the obtaining of credit and which do not materially detract from the value of the properties or assets of the Corporation or materially adversely affect the operations of the Corporation; and

(xii) grant or issue or agree to grant or issue any option, warrant or other right to acquire Common Stock other than the grant or issuance of options to purchase shares of Common Stock pursuant to the 2003 Profound Incentive Equity (PIE) Stock Option Plan, shares of restricted Common Stock pursuant to the Corporation's 2003 Restricted Stock Plan, or any subsequent stock option plan, restricted stock plan or warrants approved by the Board.

(c) For purposes of this Certificate:

(i) "Accommodation Obligation" shall mean, without duplication of amounts, any obligation of the Corporation guaranteeing or intended to guarantee (whether guaranteed, endorsed, co-made, discounted, or sold with recourse to the Corporation) any indebtedness, lease, dividend, letter of credit, or other obligation ("primary obligation") of any person in any manner whether directly or indirectly, including any obligation of the Corporation or on behalf of any other person (irrespective of whether contingent), or to otherwise assure or hold harmless the owner of such primary obligation against loss in respect thereof. The amount of any Accommodation Obligation shall be deemed to be an amount equal to the maximum amount of the Corporation's liability with respect to the stated or determinable amount of the primary obligation for which such Accommodation Obligation is incurred.

(ii) "Capitalized Lease" shall mean any lease of an asset by the Corporation or any subsidiary as lessee which would, in conformity with generally accepted accounting principles in the United States ("GAAP"), be required to be accounted for as a capital lease on the balance sheet of the Corporation or such subsidiary.

(iii) "Capitalized Lease Obligations" shall mean the aggregate amount which in accordance with GAAP is required to be reported as a liability on the balance sheet of the Corporation or any subsidiary at such time in respect of its respective interest as lessee under a Capitalized Lease.

(iv) "Disposition Transaction" shall mean (A) the direct or indirect sale, lease, exchange or other transfer of all or substantially all of the assets or capital stock of the Corporation to any other Person or Persons or (B) the merger or consolidation of the Corporation with or into another corporation or corporations or other entity or entities but excluding any merger effected solely for the purpose of reincorporation into another state with the result that the then existing stockholders of the Corporation hold less than 50% of the combined voting power of the then outstanding securities of the surviving entity in such transaction ordinarily (apart from rights occurring under special circumstances) having the right to vote in the election of directors.

(v) "Person" shall mean an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, governmental authority or other entity of whatever nature, including, as appropriate, the Corporation or any subsidiary thereof.

(vi) "Related Party" shall mean any of the Corporation's officers, directors or employees or any Person directly or indirectly controlled by or under common control with the Corporation or any of its officers, directors or employees

6. Waiver. Any right or privilege of the Series A Preferred Stock may be waived (either generally or in a particular instance and either retroactively or prospectively) by and only by the written consent of the holders of at least two-thirds of the shares of Series A Preferred Stock. Any such waiver shall be binding upon each holder of the Series A Preferred Stock.

7. Transfer Agents. The Corporation may appoint, and from time to time discharge and change, a transfer agent for the Series A Preferred Stock. Upon any such appointment or discharge of a transfer agent, the Corporation shall send written notice thereof to each holder of record of Series A Preferred Stock.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designations be executed on this 29th day of March, 2005.

PROFOUND BEAUTY INC.

Name: Lawrence Weinstock
Title: Chief Financial Officer

SUBLICENSE AGREEMENT

THIS AGREEMENT is entered into as of the September 1, 2004 by and between Mana Products, Inc., a New York corporation ("Sublicensor"), and Profound Beauty Inc., a Delaware corporation ("Sublicensee").

WITNESSETH:

WHEREAS, Sublicensor has certain rights ("Sublicensor's ISP Rights") under two supply agreements and a research and development agreement, all dated May 1, 2004 between Sublicensor and ISP Technologies Inc. ("Licensor");

WHEREAS, Sublicensee is a distributor of certain products manufactured by Sublicensor, and desires to obtain a sublicense to use Sublicensor's ISP Rights;

WHEREAS, Sublicensor desires to grant to Sublicensee a sublicense for Sublicensor's ISP Rights subject to the terms and conditions set forth herein;

WHEREAS, Sublicensee desires to obtain from Sublicensor a sublicense to Sublicensor's ISP Rights subject to the terms and conditions set forth herein; and

WHEREAS, both Sublicensee and Sublicensor are in agreement with respect to the terms and conditions upon which Sublicensee shall use Sublicensor's ISP Rights.

NOW, THEREFORE, in consideration of the promises and agreements set forth herein, the parties, each intending to be legally bound hereby, do promise and agree as follows.

1. **LICENSE GRANT**

A. Sublicensor hereby grants to Sublicensee, for the Term (as hereinafter defined) the non-exclusive right and sublicense to use Sublicensor's ISP Rights.

B. Sublicensee may not grant any sub-sublicenses to Sublicensor's ISP Rights to any third party without the prior written consent of Sublicensor, which consent may be withheld at Sublicensor's sole and absolute discretion.

C. The sublicense granted under this Agreement is specifically set forth herein, and no rights or sublicenses are granted by Sublicensor to Sublicensee by implication or estoppel.

D. Sublicensee shall make no use of Sublicensor's ISP Rights other than as expressly set forth herein.

E. All rights not expressly granted to Sublicensee herein are retained by Sublicensor.

2. TERM OF THE AGREEMENT

This Agreement and the provisions hereof, except as otherwise provided, shall be in full force and effect commencing on September 1, 2004 and shall extend for a period identical to the term of Sublicensor's ISP Rights. In the event the term of any of Sublicensor's ISP Rights vary as a result of being set forth in separate agreements, the term of the sublicense granted herein shall also similarly vary (collectively the "Term").

3. ROYALTIES

In consideration of the sublicense granted hereunder, Sublicensee shall pay to Sublicensor royalties as follows:

During the period from September 1, 2004 through August 31, 2009, Sublicensee shall pay Sublicensor a royalty of 5% of Sublicensee's Net Sales (as defined below). This royalty, however, shall be only 3% if Sublicensee advises Sublicensor, and Sublicensor in turn advises Licensor, in writing, that a verifiable, bona fide competitive brand is being sold to salons or to consumers through the salon market by a third party and Licensor agrees, in writing, that such competitive sales are occurring. During the period from September 1, 2009 through August 31, 2014, Sublicensee shall pay Sublicensor a royalty of 1½% of Sublicensee's Net Sales (as defined below).

"Net Sales" are defined as the amounts invoiced to salons and/or consumers by Sublicensee for products using the technology covered by the Sublicensor's ISP Rights, less returns and adjustments, volume discounts and allowances, cash discounts, commissions paid to salons, and credit card processing fees.

All such royalties shall be paid by Sublicensee to Sublicensor 30 days after the end of each calendar month.

Sublicensor may grant another sublicense of Sublicensor's ISP Rights to any third party or may sell products using the technology covered by Sublicensor's ISP Rights to any third party. In these cases, Sublicensor is obligated under its agreement with Licensor to share (or pay) certain royalties with (or to) the Licensor ("Additional Licensor Royalties"). The royalties Sublicensee pays to Sublicensor will be reduced by 50% of the Additional Licensor Royalties, to the extent that such Additional Licensor Royalties directly result from Sublicensee's efforts.

4. WARRANTIES & OBLIGATIONS

A. Sublicensor represents and warrants that it has the right and power to execute, deliver, and perform this Agreement and that there are no other agreements with any other party in conflict herewith.

B. Sublicensor further represents and warrants that, to the best of its knowledge, Sublicensor's ISP Rights do not infringe any valid right of any third party.

5. **NOTICE & PAYMENT**

A. Notices. Notices to either party shall be in writing and shall be deemed delivered when served in person or three business days after being deposited in the United States mail, first-class certified mail, postage prepaid, return receipt requested, or one business day after being dispatched by a nationally recognized one-day express courier service addressed as follows (or to such other address as provided by the receiving party):

To Sublicensor: Mana Products, Inc.
32-02 Queens Boulevard
Long Island City, New York 11101
Attention: Barbara Novick

To Licensee: Profound Beauty Inc.
32-02 Queens Boulevard
Long Island City, New York 11101
Attention: Howard Friedensohn

B. Either party may change the address to which notice or payment is to be sent by written notice to the other in accordance with the provisions of this paragraph.

6. **PATENTS, TRADEMARKS & COPYRIGHTS**

A. Sublicensor may, but is not obligated to, seek, obtain and, during the Term of this Agreement, maintain in its own name and at its own expense, appropriate intellectual property protection.

B. In the event that Sublicensor does not seek or obtain appropriate intellectual property protection for a particular item covered by this sublicense or in a particular country where Sublicensee believes such protection is necessary, Sublicensee may request Sublicensor do so, and Sublicensor shall determine in its sole discretion whether it desires to do so.

C. Sublicensee agrees that its use of Sublicensor's ISP Rights inures to the benefit of Sublicensor and that Sublicensee shall not acquire any rights in Sublicensor's ISP Rights other than as expressly set forth herein.

D. Sublicensee acknowledges that Sublicensor's ISP Rights are valuable property of Sublicensor. Sublicensee further acknowledges that Sublicensor, as between Sublicensee and Sublicensor, is the sole and exclusive owner of Sublicensor's ISP Rights.

E. Sublicensee further acknowledges the ownership of Sublicensor's ISP Rights by Sublicensor, agrees that it will do nothing inconsistent with such ownership, and that all use of Sublicensor's ISP Rights by Sublicensee and all good will developed therefrom shall inure to the benefit of and be on behalf of Sublicensor. Sublicensee agrees that nothing in this Agreement shall give Sublicensee any right, title, or interest in Sublicensor's ISP Rights other than the right to use Sublicensor's ISP Rights in accordance with this Agreement, and Sublicensee agrees that it will not attack the title of Sublicensor to Sublicensor's ISP Rights, the validity of Sublicensor's ISP Rights, and any rights of Sublicensor that may have arisen from this Agreement, or the validity of this Agreement.

F. The parties agree to execute any documents reasonably requested by the other party to give effect to any of the above provisions.

7. **TERMINATION**

A. This Agreement may be terminated by either party upon thirty (30) days written notice to the other party in the event of a breach of a material provision of this Agreement by the other party, provided that, during such thirty (30) day period, the breaching party fails to cure such breach.

B. Sublicensor shall have the right to immediately terminate this Agreement by giving written notice to Sublicensee in the event that Sublicensee does any of the following: (i) files a petition in bankruptcy or is adjudicated a bankrupt or insolvent, or (ii) makes an assignment for the benefit of creditors, or (iii) makes an arrangement pursuant to any bankruptcy law, or (iv) discontinues its business or a receiver is appointed for Sublicensee or for Sublicensee's business and such receiver is not discharged within thirty (30) days.

8. **GOOD WILL**

Sublicensee recognizes the great value of the good will associated with Sublicensor's ISP Rights and acknowledges that Sublicensor's ISP Rights and all rights therein including the good will pertaining thereto, belong exclusively to Sublicensor.

9. **INFRINGEMENTS**

A. Sublicensor shall have the sole and exclusive right, in its discretion, to institute and prosecute lawsuits against third persons for infringement of the rights sublicensed in this Agreement. All sums recovered in any such lawsuits, whether by judgment, settlement or otherwise, shall be retained solely by Sublicensor.

B. Sublicensee agrees to fully cooperate with Sublicensor in the prosecution of any such suit against a third party and shall execute all papers, testify on all matters, and otherwise cooperate in every way necessary and desirable for the prosecution of any such lawsuit. Sublicensor shall reimburse Sublicensee for any reasonable out of pocket expenses incurred as a result of such cooperation.

10. INDEMNITY

A. Sublicensee agrees to defend and indemnify Sublicensor and its officers, directors, agents, and employees, against all costs, expenses and losses (including reasonable attorneys' fees and costs) incurred in any suit, claim or proceeding brought against Sublicensor or its subsidiaries based on the use of Sublicensor's ISP Rights by Sublicensee.

B. Each party shall indemnify and defend the other against all claims, suits, losses, expenses, and liabilities (including reasonable attorneys' fees) for bodily injury, personal injury, death and tangible property damage as a result of the negligence, intentional wrongful acts or omissions, or misrepresentations of the indemnifying party or any person for whose actions it is legally liable, provided that the indemnifying party is promptly notified, rendered reasonable assistance by the indemnified party as required, and permitted to direct the defense or settlement negotiations.

11. CONFIDENTIAL INFORMATION

A. For purposes of this agreement, the term "Confidential Information" shall mean the following:

1. Any information, know-how, data, formulas, technique, design, drawing, program, formula or test data, work in formulas, engineering, manufacturing, marketing, financial, sales, supplier, customer, employee, investor, or business information, whether in oral, written, graphic, or electronic form, or

2. Any document, diagram, drawing, computer program or other communication which is either conspicuously marked "confidential" at the time of disclosure, or if the disclosing party advices the receiving party that such is confidential within two weeks after the receipt of such information, or known or reasonably known by the other party to be confidential, or is of a proprietary nature and is learned or disclosed in the course of discussions, studies, or other work undertaken between the parties.

B. Both parties and their respective employees and agents agree that during the period of their discussions and/or business relationship and for a period of three (3) years after the termination of such relationship, the recipient of Confidential Information will not at any time disclose to any person or use for its own benefit or the benefit of anyone, Confidential Information of the other party without the prior express written consent of said party.

C. Prior to disclosure by one party to one of its consultants, of any Confidential Information received by it from the other party, the disclosing party will obtain from the consultant a written agreement: (A) to hold all Confidential Information in confidence and not to use such information for any purpose except as it relates to discussions between the parties or any subsequent business relationship between the parties; and (B) to return all Confidential Information received immediately after consultant has completed its work to the party from whom said information was received.

D. The parties agree to promptly deliver to the other any documents reflecting Confidential Information and any copies made thereof which the recipient of said information may have made, may have access to, or may receive or possess during the period of its discussions and/or business relationship. Upon termination of the discussions and/or business relationship between the parties, the recipient of Confidential Information shall promptly deliver to the other party any and all such information in its possession or under its control, except as the parties by prior express written permission or agreement have agreed to retain.

E. The parties agree that the following will not be deemed Confidential Information:

1. Information which, at the time access is gained, is already in the recipient's possession or available to it or its employees from any other source having no obligation to the party which is the source of said information.

2. Such information which is, or any time hereafter becomes, available to the public through no fault of the disclosing party.

3. Such information which, after access is gained to the disclosure, is at any time obtained by the recipient from any other person, firm or company having no obligation to or relationship with the source of said information.

F. Neither party shall be liable for disclosure of Confidential Information if made in response to a valid order of a court or authorized agency of government; provided that ten days notice (or as is reasonable under the circumstances) first be given to the other party so a protective order, if appropriate, may be sought by such party.

12. **JURISDICTION & GOVERNING LAW**

This Agreement shall be governed in accordance with the laws of the State of New York, without reference to conflicts of law principles. Any suit, action or proceeding arising out of or relating to this Agreement, including but not limited to any action seeking the application of equitable remedies, including a temporary restraining order and/or preliminary injunctive relief, shall be brought in the United States District Court for the Southern District of New York or any New York State court located in New York City. The parties hereby irrevocably consent to the jurisdiction of such courts and waive any objection they may have to the venue of such courts. Each party acknowledges that any breach of its obligations under this Agreement with respect to Confidential Information will cause the other party irreparable injury for which there are inadequate remedies at law, and that such other party will be entitled to seek equitable relief with respect to any such breach in addition to all other remedies provided by this Agreement or available at law.

13. **AGREEMENT BINDING ON SUCCESSORS**

The provisions of this Agreement shall be binding on and shall inure to the benefit of the parties hereto, and their heirs, administrators, successors and assigns.

14. **WAIVER**

No waiver by either party of any default shall be deemed as a waiver of prior or subsequent default of the same or other provisions of this Agreement.

15. **SEVERABILITY**

If any term, clause, or provision hereof is held invalid or unenforceable by a court of competent jurisdiction, such invalidity shall not affect the validity or operation of any other term, clause or provision and such invalid term, clause or provision shall be deemed to be severed from the Agreement.

16. **NO JOINT VENTURE**

Nothing contained herein shall constitute this arrangement to be employment, a joint venture or a partnership.

17. **ASSIGNABILITY; LICENSE**

Neither party may assign any of its rights or obligations under this Agreement without the prior written consent of the other. Notwithstanding, any provision herein, Sublicensor may assign this Agreement without Sublicensee's prior written consent (i) to an Affiliated Entity of Sublicensor or (ii) in the event of a merger or other reorganization involving Sublicensor, or the sale of all or substantially all of Sublicensor's assets. For purposes hereof, an "Affiliated Entity" shall be defined as an entity controlled by, or under common control with, such party.

18. **INTEGRATION; AMENDMENT**

This Agreement revokes and supersedes all prior agreements between the parties with respect to the subject matter hereof and shall not be modified or amended except in a writing signed by the parties hereto and specifically referring to this Agreement.

19. **ATTORNEY'S FEES**

In the event that any action is required in order to enforce or interpret any of the provisions of this Agreement, the prevailing party in such action shall recover all reasonable costs and expenses, including attorneys' fees, incurred in connection therewith.

20. **COUNTERPARTS**

This Agreement may be executed in two or more counterparts, each of which when so executed shall be deemed an original, and all of which together shall constitute one and the same instrument. For purposes of this Agreement, a faxed copy of an original signature shall be deemed an original signature.

IN WITNESS WHEREOF the parties have entered into this Agreement as of the date first set forth above.

MANA PRODUCTS, INC.

By: [signature]
Name: Lawrence Weinstock
Title: Vice President - Finance

PROFOUND BEAUTY INC.

By: [signature]
Name: Howard Friedensohn
Title: Chief Operating Officer

AMENDED AND RESTATED SCHEDULE A TO THE RESTRICTED STOCK AGREEMENT DATED DECEMBER 24, 2003

Vesting Schedule

Percentage of Restricted Stock Vested	Date of Vesting
20%	One year after the Original Grant Date.
20%	Two years after the Original Grant Date.
20%	Three years after the Original Grant Date.
20%	Four years after the Original Grant Date.
20%	Five years after the Original Grant Date.

Forfeiture in the Event of Additional Contributions

1. Notwithstanding the foregoing, in the event Nikos Mouyiaris ("Mouyiaris") contributes up to $4,000,000 after January 1, 2005 in additional paid-in capital or additional equity interests to the Company, then without further action by any party, certain Restricted Stock held by Grantee will remain unvested and the Grantee shall forfeit all of his rights to receive such shares of Restricted Stock that would have vested and any dividends or other distributions thereon based on the following formula:

CUMULATIVE MOUYIARIS ADDITIONAL CONTRIBUTION	DILUTION PERCENTAGE	RESTRICTED STOCK UNVESTED SALEM
$100,000	0.58457%	5,793
$200,000	1.16234%	11,519
$300,000	1.73344%	17,178
$400,000	2.29797%	22,773
$500,000	2.85605%	28,304
$600,000	3.40780%	33,771
$700,000	3.95331%	39,177
$800,000	4.49270%	44,523
$900,000	5.02606%	49,808
$1,000,000	5.55350%	55,035
$1,100,000	6.07511%	60,204
$1,200,000	6.59099%	65,317
$1,300,000	7.10124%	70,373
$1,400,000	7.60594%	75,375
$1,500,000	8.10519%	80,322
$1,600,000	8.59907%	85,217
$1,700,000	9.08767%	90,059
$1,800,000	9.57107%	94,849
$1,900,000	10.04936%	99,589
$2,000,000	10.52262%	104,279
$2,100,000	10.99093%	108,920
$2,200,000	11.45436%	113,513
$2,300,000	11.91298%	118,058
$2,400,000	12.36688%	122,556
$2,500,000	12.81613%	127,008
$2,600,000	13.26079%	131,414
$2,700,000	13.70095%	135,776
$2,800,000	14.13665%	140,094
$2,900,000	14.56798%	144,369
$3,000,000	14.99500%	148,600
$3,100,000	15.41777%	152,790
$3,200,000	15.83636%	156,938
$3,300,000	16.25082%	161,046
$3,400,000	16.66122%	165,113
$3,500,000	17.06762%	169,140
$3,600,000	17.47007%	173,128
$3,700,000	17.86864%	177,078
$3,800,000	18.26338%	180,990
$3,900,000	18.65434%	184,864
$4,000,000	19.04157%	188,702

2. To the extent that Grantee has Restricted Stock that remains unvested and is forfeited pursuant to paragraph 1 above due to additional paid-in capital or additional equity by Mouyiaris, such Restricted Stock is to remain unvested, and be forfeited, ratably from each of the remaining separate vesting categories: For example, if the contribution occurred during the second year after the Original Grant Date, 25% of the unvested Restricted Stock will be

apportioned to each of the four remaining vesting categories (two (2) years after grant, three (3) years after grant, four (4) years after grant and five (5) years after grant).

3. In the event that the Grantee contributes additional paid-in capital or additional equity to the Company simultaneously with and pro rata (based on the number of shares of common stock held) with a Mouyiaris contribution of paid-in capital or additional equity, then unvested Restricted Stock held by Grantee shall not be deemed to be unvested and forfeited as a result of that Mouyiaris contribution, but shall remain unvested subject to vesting in accordance with the five (5) year vesting schedule set forth above.

I hereby agree to amend Schedule A of the Restricted Stock Agreement between the Company and me as Grantee to add the Section entitled "Forfeiture in the Event of Additional Contributions" to Schedule A effective as of January 1, 2005.

The Original Grant Date was December 24, 2003.

Agreed and accepted as of January 1, 2005

Robert Salem

Profound Beauty Inc.

By: ______________________

AMENDED AND RESTATED SCHEDULE A TO THE RESTRICTED STOCK AGREEMENT DATED DECEMBER 24, 2003

Vesting Schedule

Percentage of Restricted Stock Vested	Date of Vesting
20%	One year after the Original Grant Date.
20%	Two years after the Original Grant Date.
20%	Three years after the Original Grant Date.
20%	Four years after the Original Grant Date.
20%	Five years after the Original Grant Date.

Forfeiture in the Event of Additional Contributions

1. Notwithstanding the foregoing, in the event Nikos Mouyiaris ("Mouyiaris") contributes up to $4,000,000 after January 1, 2005 in additional paid-in capital or additional equity interests to the Company, then without further action by any party, certain Restricted Stock held by Grantee will remain unvested and the Grantee shall forfeit all of his rights to receive such shares of Restricted Stock that would have vested and any dividends or other distributions thereon based on the following formula:

CUMULATIVE MOUYIARIS ADDITIONAL CONTRIBUTION	DILUTION PERCENTAGE	RESTRICTED STOCK UNVESTED FRIEDENSOHN
$100,000	0.58457%	1,945
$200,000	1.16234%	3,868
$300,000	1.73344%	5,769
$400,000	2.29797%	7,647
$500,000	2.85605%	9,504
$600,000	3.40780%	11,340
$700,000	3.95331%	13,156
$800,000	4.49270%	14,951
$900,000	5.02606%	16,726
$1,000,000	5.55350%	18,481
$1,100,000	6.07511%	20,217
$1,200,000	6.59099%	21,934
$1,300,000	7.10124%	23,631
$1,400,000	7.60594%	25,311
$1,500,000	8.10519%	26,972
$1,600,000	8.59907%	28,616
$1,700,000	9.08767%	30,242
$1,800,000	9.57107%	31,851
$1,900,000	10.04936%	33,442
$2,000,000	10.52262%	35,017
$2,100,000	10.99093%	36,576
$2,200,000	11.45436%	38,118
$2,300,000	11.91298%	39,644
$2,400,000	12.36688%	41,155
$2,500,000	12.81613%	42,650
$2,600,000	13.26079%	44,129
$2,700,000	13.70095%	45,594
$2,800,000	14.13665%	47,044
$2,900,000	14.56798%	48,479
$3,000,000	14.99500%	49,900
$3,100,000	15.41777%	51,307
$3,200,000	15.83636%	52,700
$3,300,000	16.25082%	54,079
$3,400,000	16.66122%	55,445
$3,500,000	17.06762%	56,798
$3,600,000	17.47007%	58,137
$3,700,000	17.86864%	59,463
$3,800,000	18.26338%	60,777
$3,900,000	18.65434%	62,078
$4,000,000	19.04157%	63,367

2. To the extent that Grantee has Restricted Stock that remains unvested and is forfeited pursuant to paragraph 1 above due to additional paid-in capital or additional equity by Mouyiaris, such Restricted Stock is to remain unvested, and be forfeited, ratably from each of the remaining separate vesting categories: For example, if the contribution occurred during the second year after the Original Grant Date, 25% of the unvested Restricted Stock will be

apportioned to each of the four remaining vesting categories (two (2) years after grant, three (3) years after grant, four (4) years after grant and five (5) years after grant).

3. In the event that the Grantee contributes additional paid-in capital or additional equity to the Company simultaneously with and pro rata (based on the number of shares of common stock held) with a Mouyiaris contribution of paid-in capital or additional equity, then unvested Restricted Stock held by Grantee shall not be deemed to be unvested and forfeited as a result of that Mouyiaris contribution, but shall remain unvested subject to vesting in accordance with the five (5) year vesting schedule set forth above.

I hereby agree to amend Schedule A of the Restricted Stock Agreement between the Company and me as Grantee to add the Section entitled "Forfeiture in the Event of Additional Contributions" to Schedule A effective as of January 1, 2005.

The Original Grant Date was December 24, 2003.

Agreed and accepted as of January 1, 2005

____
Howard Friedensohn

Profound Beauty Inc.

By: ____________________________